MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited annual consolidated financial statements of Harvest Operations Corp. (“Harvest”, “we”, “us”, “our” or the “Company”) for the year ended December 31, 2015 together with the accompanying notes. The information and opinions concerning the future outlook are based on information available at March 11, 2016.

In this MD&A, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Tabular amounts are in millions of dollars, except where noted. All financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board except where otherwise noted.

Natural gas volumes are converted to barrels of oil equivalent (“boe”) using the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel of oil (“bbl”). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties.

Additional information concerning Harvest, including its audited annual consolidated financial statements and Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

ADVISORY
This MD&A contains non-GAAP measures and forward-looking information about our current expectations, estimates and projections. Readers are cautioned that the MD&A should be read in conjunction with the “Non-GAAP Measures” and “Forward-Looking Information” sections at the end of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
CONTINUING OPERATIONS
Upstream
Daily sales volumes (boe/d)(1)	38,141	42,539	41,735	45,825
Deep Basin Partnership(2)
Daily sales volumes (boe/d)	5,418	1,214	4,126	1,520
Harvest's share of daily sales volumes (boe/d) (4)	4,427	945	3,300	1,183
Average realized price
Oil and NGLs ($/bbl)(3)	37.65	62.75	43.02	79.00
Gas ($/mcf)(3)	2.30	3.21	2.62	4.82
Operating netback prior to hedging($/boe)(4)	9.29	21.35	12.30	32.48
Operating loss(5)	(569.7)	(283.3)	(1,167.9)	(188.8)
Cash contribution from operations(4)	29.8	82.8	154.3	485.4
Capital asset additions (excluding acquisitions)	22.4	135.2	146.5	408.5
Corporate acquisition(6)	-	-	37.1	-
Property dispositions, net	(9.4)	(30.1)	(130.5)	(301.1)
Net wells drilled	-	24.3	19.2	82.2
Net undeveloped land additions (acres)	795	76,436	42,988	105,818
Net undeveloped land dispositions (acres)	(14,902)	(13,354)	(20,702)	(20,906)

BlackGold
Capital asset additions	0.5	98.9	66.0	283.5
Pre-operating loss(5)(7)	(235.1)	-	(508.7)	-

DISCONTINUED OPERATIONS
Downstream
Net loss from discontinued operations	(15.5)	(61.7)	(15.5)	(354.6)

NET LOSS(8)	(909.7)	(337.5)	(1,808.9)	(440.2)

(1)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2)	2014 comparatives are for the period from April 23, 2014 to December 31, 2014.
(3)	Excludes the effect of risk management contracts designated as hedges.
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(5)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(6)	Corporate acquisition represents the total consideration for the transaction including working capital assumed.
(7)	BlackGold was substantially completed in Q1 2015, all pre-operating expenses prior to Q1 2015 were capitalized.
(8)	Net loss includes the consolidated operating results of Continuing and Discontinued operations.

REVIEW OF OVERALL PERFORMANCE
Harvest is an energy company with a petroleum and natural gas business focused on the exploration, development and production of assets in western Canada (“Upstream”) and an oil sands project under construction and development in northern Alberta (“BlackGold”). During the year ended December 31, 2014, Harvest’s refining and marketing business, located in the Province of Newfoundland and Labrador (“Downstream”) was sold. The Downstream results have been segregated from continuing operations and separately disclosed as “Discontinued Operations”. Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). Our earnings and cash flow from continuing operations are largely determined by the realized prices for our crude oil and natural gas production.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The later part of 2014 and the twelve months of 2015 have been very challenging for the oil and gas industry. The approximate 64% and 52% declines in crude oil prices and natural gas respectively since June 2014 has resulted in widespread reductions in capital spending programs and extensive efforts to reduce costs across the industry. We are confident that commodity prices will eventually improve; however, the timing of that improvement is uncertain and we expect continued commodity price and cash flow volatility in the near term. In the meantime, we are focused on identifying sustainable cost reductions as well as keeping our capital program focused on high return projects.

CONTINUING OPERATIONS

Upstream

•

Sales volumes for the fourth quarter and year ended December 31, 2015 decreased by 4,398 boe/d and 4,090 boe/d, respectively, as compared to the same periods in 2014. The decreases were primarily due to the disposition of assets to the Deep Basin Partnership (accounted for as an equity investment), dispositions of certain non-core producing properties during 2014 and 2015, third party outages that restricted our gas and NGL production in the Deep Basin, Rimbey and West Central Alberta and natural declines exceeding the volume additions from our drilling program in 2015.

•

Harvest’s share of DBP’s volumes for the fourth quarter and full year 2015 were 4,427 boe/d and 3,319 boe/d, respectively (2014 – 945 boe/d and 1,183 boe/d for the fourth quarter and period from April 23, 2014 to December 31, 2014 respectively). The construction of the HK MS Partnership (“HKMS”) natural gas processing plant was completed and operational in early 2015. Strategically, this facility provides the DBP an advantage of access to firm processing capability, the ability to extract maximum liquids from the natural gas produced by DBP wells and will allow DBP to pursue both acquisition and drilling opportunities in the region. On February 27, 2015, Harvest closed the acquisition of Hunt Oil Company of Canada, Inc. (“Hunt”) by acquiring all of the issued and outstanding common shares of Hunt for cash consideration of approximately $37.1 million. During the fourth quarter of 2015 Harvest contributed certain gas assets to the Deep Basin Partnership (“DBP”) in the amount of $57.5 million.

•

Operating netbacks prior to hedging for the fourth quarter and 2015 year were $9.29/boe and $12.30/boe respectively, a decrease of $12.06/boe and $20.18/boe from the same periods in 2014. The decrease in the fourth quarter and for the year was mainly due to lower realized prices, partially offset by lower operating expenses, royalties and transportation and marketing expenses per boe.

•

Operating loss was $569.7 million (2014 – $283.3 million) for the fourth quarter, and $1,167.9 million (2014 - $188.8 million), for the year ended December 31, 2015. The increase in loss in 2015 were mainly due to asset impairments, an increase in loss from joint ventures combined with lower realized prices and sales volumes, partially offset by lower operating and royalties expenses.

•

Cash contributions from Harvest’s Upstream operations for the fourth quarter and year ended December 31, 2015 were $29.8 million and $154.3 million, respectively (2014 – $82.8 million and $485.4 million, respectively). The decrease in cash contribution for the fourth quarter of 2015 and year ended December 31, 2015 as compared to the same periods in the prior year was mainly due to lower sales volumes and lower realized prices, partially offset by lower operating expense.

•

Capital asset additions of $22.4 million during the fourth quarter mainly related to well equipment, pipelines and facilities. For the year ended December 31, 2015, capital additions totaled $146.5 million mainly related to drilling, completion and tie-in of wells and well equipment, pipelines and facilities. No wells were rig-released during the fourth quarter and 26.0 gross wells (19.2 net) were rig-released year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BlackGold

•

Capital asset additions were $0.5 million and $66.0 million (2014 - $98.9 million and $283.5 million) for the fourth quarter and full year 2015, respectively. Capital additions during 2015 mainly related to minor pre-commissioning activities and additions made largely related to the completion of the central processing facility (“CPF”).

•

Pre-operating losses for the fourth quarter and full year 2015 were $235.1 million and $508.7 million respectively (2014 – nil and nil). The pre-operating losses in 2015 were mainly due to asset impairment expense of $229.0 million and $491.0 million for the quarter and full year respectively, combined with operating and general and administrative expenses.

•	The CPF was mechanically completed in early 2015. The decision to complete commissioning of the CPF and commence steam injection depends on a number of factors including the bitumen price environment.

CORPORATE

•

The strengthening of the U.S. dollar against the Canadian dollar during the fourth quarter and year ended December 31, 2015 resulted in unrealized foreign exchange losses of $69.6 million (2014 – $51.7 million) and $308.4 million (2014 – $124.9 million), respectively in Upstream operations, primarily due to U.S. dollar denominated debts that includes certain related party loans.

•

The net borrowing from the credit facility was $304.4 million during the year ended December 31, 2015 (2014 - $169.4 million net repayment). At December 31, 2015, Harvest had $926.6 million drawn from the $1.0 billion available under the credit facility (December 31, 2014 - $620.7 million). At March 11, 2016 Harvest had drawn $958.5 million under the credit facility.

•

On April 2, 2015, Harvest entered into a US$171 million loan agreement with KNOC repayable within one year from the date of the first drawing, which was on April 10, 2015. On December 31, 2015 KNOC approved an extension in the maturity of the loan to December 31, 2017. At March 11, 2016 Harvest had drawn US$120 million under the loan agreement.

•

On April 22, 2015, Harvest amended the terms of its $1.0 billion syndicated revolving credit facility and replaced it with a $940 million syndicated revolving credit facility maturing April 30, 2017. On July 15, 2015, Harvest obtained an additional $60 million commitment bringing the total available under the credit facility to $1.0 billion. The amended credit facility is guaranteed by KNOC. Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At December 31, 2015, Harvest was in violation of the debt covenant and the carrying value of the credit facility, $923.8 million, was reclassified from long-term debt to a current liability. Subsequent to December 31, 2015, Harvest’s syndicate banks consented to a waiver of this covenant for the duration of the term of the credit facility and the maturity date remains at April 30, 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DISCONTINUED OPERATIONS

Downstream

•

On November 13, 2014 the sale of the Downstream segment closed for net proceeds of $70.5 million. Harvest recorded a loss of $15.5 million in the fourth quarter and for the year of 2015 (2014 - $56.6 million) on the disposal of this segment, primarily related to post closing working capital adjustments.

CONTINUING OPERATIONS (UPSTREAM)

Summary of Financial and Operating Results

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
FINANCIAL
Petroleum and natural gas sales (1)	109.0	202.8	510.3	1,046.0
Royalties	(11.9)	(27.4)	(48.7)	(149.7)
Loss from joint ventures	(71.5)	(2.7)	(97.3)	(4.7)
Revenues and other income(2)	25.6	172.7	364.3	891.6

Expenses
Operating	52.5	79.6	251.5	330.5
Transportation and marketing	0.9	(2.7)	5.2	17.5
Realized losses on derivative contracts(3)	2.0	1.9	4.4	1.4
Operating netback after hedging(4)	(29.8)	93.9	103.2	542.2

General and administrative	11.5	15.4	57.7	64.8
Depreciation, depletion and amortization	118.1	110.3	418.1	435.2
Exploration and evaluation	22.3	0.6	27.5	10.2
Impairment	391.1	267.6	765.3	267.6
Unrealized losses on derivative contracts(5)
Losses (gains) on disposition of assets	(4.5)	(18.3)	1.7	(47.5)
Operating loss (2)	(569.7)	(283.3)	(1,167.9)	(188.8)
Capital asset additions (excluding acquisitions)	22.4	135.2	146.5	408.5
Corporate acquisition(6)	-	-	37.1	—
Property dispositions, net	(9.4)	(30.1)	(130.5)	(301.1)

OPERATING
Light to medium oil (bbl/d)	7,934	10,132	8,768	10,520
Heavy oil (bbl/d)	10,044	13,116	11,301	14,893
Natural gas liquids (bbl/d)	3,820	4,109	3,956	4,368
Natural gas (mcf/d)	98,055	91,092	106,259	96,265
Total (boe/d)(7)	38,141	42,539	41,735	45,825

(1)	Includes the effective portion of Harvest’s realized natural gas and crude oil hedges.
(2)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(3)

Realized gains on derivative contracts include the settlement amounts for power, crude oil, natural gas and foreign exchange derivative contracts, excluding the effective portion of realized gains from Harvest’s designated accounting hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(5)

Unrealized gains on risk management contracts reflect the change in fair value of derivative contracts that are not designated as accounting hedges and the ineffective portion of changes in fair value of designated hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

(6)	Corporate acquisition represents the total considerations for the transaction, including working capital assumed.
(7)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commodity Price Environment

	Three Months Ended December 31				Year Ended December 31
	2015	2014	Change		2015	2014	Change
West Texas Intermediate ("WTI") crude oil (US$/bbl)	42.18	73.15	(42%	)	48.80	93.00	(48%	)
West Texas Intermediate crude oil ($/bbl)	56.22	82.97	(32%	)	62.13	102.49	(39%	)
Edmonton light sweet crude oil ("EDM") ($/bbl)	52.89	75.79	(30%	)	57.20	94.59	(40%	)
Western Canadian Select ("WCS") crude oil ($/bbl)	36.88	66.73	(45%	)	44.85	81.06	(45%	)
AECO natural gas daily ($/mcf)	2.47	3.60	(31%	)	2.69	4.49	(40%	)

U.S. / Canadian dollar exchange rate	0.749	0.880	(15%	)	0.783	0.905	(13%	)
Differential Benchmarks
EDM differential to WTI ($/bbl)	3.33	7.18	(54%	)	4.93	7.90	(38%	)
EDM differential as a % of WTI	5.9%	8.7%	(32%	)	7.9%	7.7%	3%
WCS differential to WTI ($/bbl)	19.34	16.24	19%		17.28	21.43	(19%	)
WCS differential as a % of WTI	34.4%	19.6%	76%		27.8%	20.9%	33%

The average WTI benchmark price decreased 42% and 48%, respectively, for the fourth quarter and year ended December 31, 2015 as compared to the same periods in 2014. The average Edmonton light sweet crude oil price (“Edmonton Light”) decreased 30% and 40% for fourth quarter and the year ended December 31, 2015 compared to the same periods in 2014, mainly due to the decrease in the WTI price, partially offset by the strengthening of the U.S. dollar against the Canadian dollar and the movement of the Edmonton light sweet differential.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil production and inventories, pipeline and rail capacity to deliver heavy crude to U.S. and offshore markets and the seasonal demand for heavy oil. The changes in the WCS price for the fourth quarter and year ended December 31, 2015 as compared to the same periods in 2014 were mainly the result of the decrease in the WTI price and the widening of the WCS differential to WTI, partially offset by the strengthening of the U.S. dollar against the Canadian dollar.

Realized Commodity Prices

	Three Months Ended December 31				Year Ended December 31
	2015	2014	Change		2015	2014	Change
Light to medium oil prior to hedging ($/bbl)	45.52	69.69	(35%	)	49.59	87.65	(43%	)
Heavy oil prior to hedging ($/bbl)	35.63	62.33	(43%	)	42.69	78.59	(46%	)
Natural gas liquids ($/bbl)	26.61	46.96	(43%	)	29.36	59.53	(51%	)
Natural gas prior to hedging($/mcf)	2.30	3.21	(28%	)	2.62	4.82	(46%	)
Average realized price prior to hedging ($/boe) (1)	27.89	47.99	(42%	)	32.33	62.24	(48%	)

Heavy oil after hedging ($/bbl)(2)	44.69	72.10	(38%	)	45.71	80.55	(43%	)
Natural gas after hedging ($/mcf)(2)	2.61	3.38	(23%	)	2.74	4.60	(40%	)
Average realized price after hedging ($/boe)(1)(2)	31.06	51.38	(40%	)	33.45	62.41	(46%	)

(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from derivative contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s realized prices prior to hedging for light to medium oil generally trend with the Edmonton Light benchmark price. Harvest’s realized prices prior to hedging for heavy oil are a function of both the WCS and Edmonton Light benchmarks due to a portion of our heavy oil volumes being sold based on a discount to the Edmonton Light benchmark. For the fourth quarter and year ended December 31, 2015, the period-over-period variances and movements of light to medium oil and heavy oil were consistent with the changes in the Edmonton light and WCS benchmarks.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s realized prices prior to any hedging activity for natural gas generally trend with the AECO benchmark prices. For the fourth quarter and twelve months ended December 31, 2015, the realized gas price prior to hedging decreased 28% and 46%, respectively, while the AECO benchmark decreased by 31% and 40% respectively as compared to the same periods in 2014. The further decrease in Harvest’s realized natural gas price prior to hedging for the full year 2015 is due to the reclassification of gas transportation costs to gas revenues starting in the fourth quarter of 2014.

Realized natural gas liquids prices decreased by 43% and 51% for the fourth quarter and year ended December 31, 2015, respectively, as compared to the same periods in the prior year. The decreases are consistent with the decrease in oil prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In order to partially mitigate the risk of fluctuating cash flows due natural gas pricing and heavy oil pricing volatility, Harvest had WCS and AECO derivative contracts in place for a portion of its production during the fourth quarter and year ended December 31, 2015 and 2014. Including the impact from the WCS hedges, Harvest’s realized heavy oil price for the fourth quarter of 2015 increased by $9.06/bbl (2014 –$9.77/bbl) and for the year ended December 31, 2015, the WCS hedge increased our heavy oil price by $3.02/bbl (2014 –$1.96/bbl) .

Including the impact from the AECO hedges, Harvest’s realized natural gas price for the fourth quarter 2015 and for the year ended December 31, 2015 increased by $0.31/mcf and $0.12/mcf respectively (2014 – $0.17/mcf and decrease by $0.22/mcf respectively).

Please see “Cash Flow Risk Management” section in this MD&A for further discussion with respect to the cash flow risk management program.

Sales Volumes

	Three Months Ended December 31
	2015		2014
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	7,934	21%	10,132	24%	(22%	)
Heavy oil (bbl/d)	10,044	26%	13,116	31%	(23%	)
Natural gas liquids (bbl/d)	3,820	10%	4,109	10%	(7%	)
Total liquids (bbl/d)	21,798	57%	27,357	65%	(20%	)
Natural gas (mcf/d)	98,055	43%	91,092	35%	8%
Total oil equivalent (boe/d)	38,141	100%	42,539	100%	(10%	)

	Year Ended December 31
	2015		2014
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	8,768	21%	10,520	23%	(17%	)
Heavy oil (bbl/d)	11,301	27%	14,893	32%	(24%	)
Natural gas liquids (bbl/d)	3,956	9%	4,368	10%	(9%	)
Total liquids (bbl/d)	24,025	57%	29,781	65%	(19%	)
Natural gas (mcf/d)	106,259	43%	96,265	35%	10%
Total oil equivalent (boe/d)	41,735	100%	45,825	100%	(9%	)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s average daily sales of light to medium oil decreased 22% and 17% for the fourth quarter and year ended December 31, 2015, respectively, as compared to the same periods in 2014. The decreases were due to natural declines and the disposition of non-core properties, partially offset by the results of our 2014/2015 drilling program.

Heavy oil sales for the fourth quarter and year ended December 31, 2015 decreased 23% and 24%, respectively, as compared to the same periods in 2014 mainly due to non-core asset dispositions in the fourth quarter of 2015 and the third quarter of 2014, and natural declines, partially offset by the results of our 2014/2015 drilling program.

Natural gas sales during the fourth quarter and year ended December 31, 2015 increased 8% and 10%, respectively, as compared to the same periods in 2014. The increases were mainly a result of Harvest’s 2014/2015 drilling program and the acquisition of Hunt during the first quarter of 2015, partially offset by natural declines and the disposition of assets to the Deep Basin Partnership during the fourth quarter of 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Natural gas liquids sales for the fourth quarter and year ended December 31, 2014 decreased by 7% and 9%, respectively, from the same periods in 2014 due to third party facility constraints, disposition of assets to the Deep Basin Partnership during the fourth quarter of 2015 and natural declines, partially offset by results from Harvest’s 2014/2015 drilling program and the acquisition of Hunt during the first quarter of 2015.

Revenues

	Three Months Ended December 31				Year Ended December 31
	2015	2014	Change		2015	2014	Change
Light to medium oil sales	33.2	65.0	(49%	)	158.7	336.6	(53%	)
Heavy oil sales after hedging(1)	41.3	87.0	(53%	)	188.6	437.9	(57%	)
Natural gas sales after hedging(1)	23.5	28.4	(17%	)	106.3	161.6	(34%	)
Natural gas liquids sales	9.4	17.8	(47%	)	42.4	94.9	(55%	)
Other(2)	1.6	4.6	(65%	)	14.3	15.0	(5%	)
Petroleum and natural gas sales	109.0	202.8	(46%	)	510.3	1,046.0	(51%	)
Royalties	(11.9)	(27.4)	(57%	)	(48.7)	(149.7)	(67%	)
Revenues	97.1	175.4	(45%	)	461.6	896.3	(48%	)

(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices, currency exchange rates and hedging activities. Total petroleum and natural gas sales decreased in 2015 as compared to 2014, mainly due to the decrease in sales volumes and the decrease in realized prices after hedging activities.

Sulphur revenue represented $1.5 million of the total in other revenues for the fourth quarter of 2015 (2014 - $3.0 million) and $13.6 million for the 2015 year (2014 –$12.9 million).

Revenue by Product Type as % of Total Revenue

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Light to medium oil sales	30%	32%	31%	32%
Heavy oil sales after hedging	38%	43%	37%	42%
Natural gas sales after hedging	22%	14%	21%	15%
Natural gas liquids sales	9%	9%	8%	9%
Other	1%	2%	3%	2%
Total Sales Revenue	100%	100%	100%	100%

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales Revenue by Product
(Three Months ended December 31, 2015)

1%
9%
30%
22%
38%

Sales Volumes by Product
(Three Months ended December 31, 2015)

10%
21%
43%
26%
Light to medium oil
Heavy oil sales
Natural gas
Natural gas liquids
Other

Sales Revenue by Product
(Year ended December 31, 2015)

3%
8%
31%
21%
37%

Sales Volumes by Product
(Year ended December 31, 2015)

9%
21%
43%
27%
Light to medium oil
Heavy oil sales
Natural gas
Natural gas liquids
Other

Although Harvest’s product mix on a volumetric basis is weighted heavier towards natural gas than to crude oil and natural gas liquids, revenue contribution is more heavily weighted to crude oil and liquids as shown by the graphs and tables above. Compared to the prior year periods, natural gas has increased its revenue contribution margin by 7% to 8% due primarily to the increase in volumes of natural gas and the decrease in oil volumes during the same periods in the prior year.

Royalties
Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and Crown royalties are based on various sliding scales dependent on incentives, production volumes and commodity prices. Each province has various incentive programs in place to promote drilling by reducing the overall royalty expense for production and offsetting gathering processing costs. In most cases, the incentive period lasts for a finite period of time, after which point the royalty rate generally increases depending on production rates and the market commodity prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In January of 2016, the provincial government of Alberta announced the key highlights of a proposed Modernized Royalty Framework that will be effective on January 1, 2017 based on the royalty review panels recommendations. The highlights include providing royalty incentives for efficient development of conventional crude oil, natural gas and natural gas liquids resources, no changes to the royalty structure of wells drilled prior to 2017 for a period of ten years from the enactment, the replacement of royalty credits/holidays on conventional wells by a revenue minus cost framework with a post-payout royalty rate based on commodity prices, the reduction of royalty rates for mature wells and a neutral internal rate of return for any given play compared to the current royalty framework. Details of the Modernized Royalty Framework have not been released by the Alberta government however the changes are not currently expected to have a material impact on the company’s results of operations.

For the fourth quarter and year ended December 31, 2015, royalties as a percentage of gross revenue averaged 10.9% and 9.5%, respectively (2014 –13.5% and 14.3%) . The decrease in royalties as a percentage of gross revenue was mainly due to lower commodity prices.

Operating and Transportation Expenses

		Three Months Ended December 31
	2015	$/boe	2014	$/boe	$/boe Change
Power and purchased energy	10.1	2.88	12.2	3.12	(0.24)
Repairs and maintenance	8.6	2.45	13.9	3.54	(1.09)
Well servicing	2.0	0.57	9.3	2.38	(1.81)
Processing and other fees	1.7	0.48	13.1	3.35	(2.87)
Lease rentals and property tax	8.9	2.54	10.6	2.71	(0.17)
Labour - internal	5.5	1.57	7.1	1.81	(0.24)
Chemicals	3.4	0.97	4.5	1.15	(0.18)
Labour - contract	3.1	0.88	3.9	1.00	(0.12)
Trucking	1.4	0.40	4.2	1.07	(0.67)
Other(1)	7.8	2.22	0.8	0.21	2.01
Total operating expenses	52.5	14.96	79.6	20.34	(5.38)
Transportation and marketing	0.9	0.26	(2.7)	(0.68)	0.94

(1)	Other operating expenses include Environmental, Health and Safety (2015 – $1.9 million, 2014 – $3.4 million), insurance, overhead and accruals.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year Ended December 31
	2015	$/boe	2014	$/boe	$/boe Change
Power and purchased energy	48.2	3.16	67.6	4.04	(0.88)
Repairs and maintenance	38.4	2.52	53.2	3.18	(0.66)
Well servicing	19.5	1.28	39.6	2.37	(1.09)
Processing and other fees	29.9	1.96	38.2	2.28	(0.32)
Lease rentals and property tax	33.3	2.19	38.8	2.32	(0.13)
Labour - internal	26.4	1.73	30.9	1.85	(0.12)
Chemicals	17.8	1.17	19.9	1.19	(0.02)
Labour - contract	13.0	0.85	14.2	0.85	—
Trucking	7.4	0.48	13.8	0.82	(0.34)
Other(1)	17.6	1.16	14.3	0.86	0.30
Total operating expenses	251.5	16.50	330.5	19.76	(3.26)
Transportation and marketing	5.2	0.34	17.5	1.05	(0.71)

(1)	Other operating expenses include Environmental, Health and Safety (2015 – $7.4 million, 2014 – $12.2 million), insurance, overhead and accruals.

Operating expenses for the fourth quarter of 2015 decreased by $27.1 million compared to the same period in 2014, mainly due to the reduced level of well servicing and repairs and maintenance activity, reductions in internal labour, decrease in the processing and other fees, and the impact of asset dispositions, partially offset by higher other costs. Operating costs for the fourth quarter on a per barrel basis decreased by 26% to $14.9 6 primarily due to lower spending and partially offset by lower sales volumes. Operating expenses for the year ended December 31, 2015 decreased by $79 million compared to the same period in 2014, mainly attributable to the decrease in the cost of power, the reduced level of well servicing and repairs and maintenance activity, decrease in the processing and other fees, and the impact of asset dispositions. Operating costs for the 2015 year on a per barrel basis decreased by 16% to $16.50 primarily due to lower spending and lower power prices, partially offset by lower sales volumes.

	Three Months Ended December 31			Year Ended December 31
($/boe)	2015	2014	Change	2015	2014	Change
Power and purchased energy costs	2.88	3.12	(0.24)	3.16	4.04	(0.88)
Realized losses on electricity derivative contracts	0.57	0.48	0.09	0.27	0.10	0.17
Net power and purchased energy costs	3.45	3.60	(0.15)	3.43	4.14	(0.71)
Alberta Power Pool electricity price ($/MWh)	21.19	30.55	(9.36)	33.41	49.63	(16.22)

Power and purchased energy costs, comprised primarily of electric power costs, represented approximately 19% of total operating expenses for the fourth quarter of 2015 (2014 –15%). Power and purchased energy costs per boe were lower in the fourth quarter and year ended December 31, 2015 as compared to 2014 primarily due to the lower average Alberta electricity price.

Transportation and marketing expenses relate primarily to the cost of trucking crude oil to pipeline or rail receipt points. Transportation and marketing expenses in the fourth quarter of 2015 increased by $3.6 million as compared to the same period in 2014, primarily due to the reclassification of gas transportation cost to revenue during the fourth quarter of 2014. For the year ended December 31, 2015 transportation and marketing expenses decreased by $12.3 million when compared to 2014 due mainly to the reclassification of gas transportation costs to revenue (which started during the fourth quarter of 2014) and lower volumes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Netback(1)

	Three Months Ended December 31			Year Ended December 31
($/boe)	2015	2014	Change	2015	2014	Change
Petroleum and natural gas sales prior to hedging(2)	27.89	47.99	(20.10)	32.33	62.24	(29.91)
Royalties	(3.38)	(6.98)	3.60	(3.19)	(8.95)	5.76
Operating expenses	(14.96)	(20.34)	5.38	(16.50)	(19.76)	3.26
Transportation and marketing	(0.26)	0.68	(0.94)	(0.34)	(1.05)	0.71
Operating netback prior to hedging(1)	9.29	21.35	(12.06)	12.30	32.48	(20.18)
Hedging gain(3)	2.59	2.91	(0.32)	0.82	0.10	0.72
Operating netback after hedging(1)	11.88	24.26	(12.38)	13.12	32.58	(19.46)

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2)	Excludes miscellaneous income not related to oil and gas production
(3)	Hedging gain includes the settlement amounts for natural gas, crude oil, foreign exchange and power contracts.

For the fourth quarter and the year ended December 31, 2015 netbacks prior to hedging were $9.29 per boe and $12.30 per boe, respectively, representing decreases of 56 percent and 62 percent compared to the same periods in 2014.

For the fourth quarter and the year ended December 31, 2015 netbacks after hedging were $11.88 per boe and $13.12 per boe, respectively, representing decreases of 51 percent and 60 percent compared to the same periods in 2014.

The decrease in periods noted above were mainly due to lower realized sales prices.

General and Administrative (“G&A”) Expenses

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Gross G&A expenses	13.2	18.6	67.2	78.2
Capitalized G&A	(1.7)	(3.2)	(9.5)	(13.4)
Net G&A expenses	11.5	15.4	57.7	64.8
Net G&A expenses ($/boe )	3.28	3.93	3.79	3.88

For the fourth quarter and year ended December 31, 2015, G&A expenses net of capitalized G&A decreased $3.9 million and $7.1 million, respectively, while gross G&A expenses decreased $5.4 million and $11.0 million, respectively. The decrease in the G&A expenses from the same periods in the prior year were mainly due to lower salaries, benefits, travel, consultants and office rent. The reduction in capitalized G&A is mainly related to reduced capital spending and staffing in 2015.

On a per boe basis, G&A expenses decreased $0.65 and $0.08 in the fourth quarter and year to date 2015, respectively, from the same periods in the prior year mainly due to lower expenses in the current year periods partially offset by lower sales volumes. Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depletion, Depreciation and Amortization (“DD&A”) Expenses

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
DD&A	118.1	110.3	418.1	435.2
DD&A ($/boe)	33.66	28.18	27.45	26.02

DD&A expense for the fourth quarter increased by $7.8 million compared same period in 2014. The increase was due primarily to certain non-core properties being assigned no reserves at year end, due to the current pricing environment, resulting in accelerating $21.0 million of depletion relating to those properties, partially offset by lower sales volumes, properties dispositions, and impairment of certain assets in the fourth quarter of 2014 and the first nine months of 2015. DD&A expense for the year ended December 31, 2015 decreased by $17.1 million as compared to the prior year, mainly due to lower sales volumes in 2015 as well as impairment of certain assets in the fourth quarter of 2014 and the first nine months of 2015, partially offset by the decrease in reserves at December 31, 2015 and the increase in fourth quarter 2015 expense as discussed above.

Impairment of Property, Plant and Equipment
Impairment is recognized when the carrying value of an asset or group of assets exceeds it recoverable amount, defined as the higher of its value in use (“VIU”) or fair value less costs of disposal (“FVLCD”). The Company used a risk adjusted discount rate that varied by based on the nature of the assets held in each cash generating units (“CGU”) to determine the fair value at the measurement date. For the fourth quarter of 2015 Harvest recognized an impairment loss of $196.1 million (2014 – $267.6 million) against PP&E relating to the upstream CGUs for all except for three out of the sixteen CGUs.

At December 31, 2015 the Company tested all its Upstream CGUs for impairment as a result of decreases in the outlook of future commodity prices compared to those at December 31, 2014 and less than expected operating results. The recoverable amounts were based on the assets’ FVLCD estimated using the net present value of pre-tax cash flows from oil and gas reserves, based on the reserve values estimated by independent reserve evaluators, and the estimated fair value of undeveloped land. A discount rate in the range of 11% - 16.5% was used to determine the recoverable amount of $968.8 million for the CGUs impaired during the year. A 200 basis point increase in the discount rate would result in an additional $60 million of impairment for oil CGUs and $8 million increase in gas CGUs. A 10% decrease in forward commodity prices would result in additional impairment of $193 million for oil CGUs and $32 million for gas CGUs.

In addition, the sale of certain Upstream oil and gas assets in the Willesden Green area closed on February 1, 2016, so these assets were classified as assets held for sale at December 31, 2015. As a result of this classification, the assets were tested for impairment and written down to their recoverable amount of nil.

For the year ended December 31, 2015, Harvest recognized an impairment loss on its Upstream assets of $570.3 million (2014 - $267.6 million) for all except for two out of the sixteen CGUs. This amount includes the impairments discussed above, as well as impairments from the previous quarters. Impairment in the South Oil CGU at March 31, 2015 was triggered by reserves write-downs as a result of a decline in oil prices combined with underperforming assets. Impairments in West Alberta Gas and South Alberta Gas CGUs at June 30, 2015 were triggered by a decline in gas prices while the East Central Oil CGU impairment was triggered by revised estimated capital costs in the Bellshill area. Impairment in the third quarter of 2015 was triggered primarily by a decline in oil prices. The recoverable amounts were determined in the same manner as noted above for December 31, 2015 impairment calculations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The impairments discussed above may be reversed, if and when the fair values of the CGUs increase in future periods. Any asset impairment that is reversed is recoverable to its original value less any associated DD&A expense. The results of the impairment tests conducted during the year ended December 31, 2015 are sensitive to changes in any of the key management judgments and estimates inherent in the calculations. These judgments and estimates include revisions in reserves or resources, a change in forecast commodity prices, expected royalty rates, required future development expenditures, and expected future production costs all of which could increase or decrease the recoverable amount of the assets.

Please refer to note 9 of the December 31, 2015 consolidated financial statements for further discussion.

Goodwill
Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At December 31, 2015, Harvest had $149.0 million (December 31, 2014 – $353.1 million) of goodwill on the balance sheet related to the Upstream segment, a decrease of $204.1 million (2014 - $26.7 million) of which $9.1 million (2014 – $26.7 million) resulted from dispositions of certain oil and gas properties (see the “Property Dispositions” section below) and impairment of $195.0 million was recorded in the fourth quarter of 2015. The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount. In assessing whether goodwill has been impaired, the carrying amount of the Upstream operating segment (including goodwill) is compared with the recoverable amount of the Upstream operating segment. The estimated recoverable amount of Upstream was determined based on its FVLCD.

Market participants generally apply the market multiple enterprise value per barrel of proved and probable reserves (“EV/2P”) when estimating the fair value of an oil and gas company. As such, Harvest determined the fair value of its Upstream segment by applying the observed EV/2P multiple of comparable public companies to its proved and probable reserves (Level 2 fair value input). Harvest’s proved and probable reserves were estimated by an independent qualified reserves evaluator and are subject to significant judgment. For the year ended December 31, 2015, the EV/2P multiples ranged from $5.90 to $ 10.30 per barrel of proved and probable reserves for a group of comparable companies of similar size and production profile, and Harvest used an average EV/2P multiple of $7.50 per barrel of proved and probable reserves when determining the implied fair value of Harvest’s Upstream segment. As at December 31, 2015, the carrying amount exceeded the recoverable amount of the Upstream segment resulting in an impairment of $195 million (2014 – $nil).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Dispositions & Acquisitions
On October 1, 2015 Harvest disposed of certain gas assets to the Deep Basin Partnership in the amount of $57.5 million for partnership units with $2.0 million loss recognized on the disposition. Please see the “Investments in Joint Arrangements” section in this MD&A for further discussion with respect to the Deep Basin Partnership and HK MS Partnership.

On May 1, 2015, Harvest closed the sale of certain non-core oil and gas assets in Eastern Alberta for approximately $28.4 million in net proceeds.

On February 27, 2015, Harvest closed the acquisition of Hunt by acquiring all of the issued and outstanding common shares for total consideration of approximately $37.1 million. Hunt was a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta. Harvest acquired approximately 15,000 acres of net undeveloped land and production from the assets was approximately 400 boe/d at the time of acquisition. Please refer to note 7 of the December 31, 2015 consolidated financial statements for further discussion.

Together with other insignificant dispositions of Upstream assets made during the fiscal year of 2015, Harvest recognized a gain of $4.5 million and a loss of $1.7 million for the three months and the year ended December 31, 2015, respectively, (2014 - $18.3 million gain and $47.5 million gain) relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities. As a result of these dispositions, during the fourth quarter and year ended 2015, $61.0 million and $121.0 million, respectively, of PP&E was de-recognized.

During the year ended December 31, 2015, Harvest disposed 20,702 acres of net undeveloped land (2014 – 20,906 acres).

Capital Asset Additions

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Drilling and completion	0.6	75.6	78.0	235.7
Well equipment, pipelines and facilities	17.1	35.9	50.0	123.3
Land and undeveloped lease rentals	0.1	7.0	1.9	15.1
Geological and geophysical	1.0	5.0	2.9	10.6
Corporate	2.2	10.8	5.6	14.6
Other	1.4	0.9	8.1	9.2
Total additions excluding acquisitions	22.4	135.2	146.5	408.5

Total capital additions were lower for year ended December 31, 2015 compared to 2014 mainly due to a reduced capital activity for the current year in response to a low commodity price environment. Harvest’s capital expenditures in the fourth quarter related to the remainder of the 2015 drilling program in Deep Basin and mainly included well completions, equipping and tie-ins as well as participation in partner-operated drilling for the winter 2015/16 drilling season also in the Deep Basin.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes the wells drilled in five of our core growth areas, and the related drilling and completion costs incurred in the period. A well is recorded in the table as having being drilled after it has been rig-released, however related drilling costs may be incurred in a period before a well has been spudded (including survey, lease acquisition and construction costs) and related completion costs may be incurred in a period afterwards, depending on the timing of the completion work.

	Year Ended December 31, 2015
			Drilling and
Area	Gross Wells	Net Wells	completion
Deep Basin	7.0	3.0	$42.1
Red Earth	6.0	6.0	20.8
Hay River	9.0	9.0	11.6
Western Alberta	3.0	0.2	0.4
Suffield	1.0	1.0	0.9
Other areas	—	—	2.2
Total	26.0	19.2	$78.0

The primary areas of focus for Harvest’s Upstream 2015 drilling program were as follows:

•	Deep Basin – drilled or participated in 7 rig-released horizontal multi-stage fractured wells to develop the liquids-rich Falher and Montney gas formations;
•	Red Earth – drilled 6 wells at Loon Lake targeting light oil in the Slave Point formation. All the wells were drilled from one surface location to reduce per well costs. With this approach all surface holes are drilled, followed by the main holes, and then the wells are completed and equipped for production;
•	Hay River – drilled 7 producing oil and 2 water injection wells, pursuing slightly heavy (low 20 degree API) gravity oil in the Bluesky formation using multi-leg horizontal oil wells;
•	West Central Alberta –participated in 3 wells in the Wilson Creek field with recent efforts targeting the Glauconite formation; and
•	Suffield – drilled and abandoned one vertical test well.

Harvest’s net undeveloped land additions of 42,988 acres during the year ended December 31, 2015 (2014 – 105,818 acres) were primarily in our core growth areas.

Decommissioning Liabilities
Harvest’s Upstream decommissioning liabilities at December 31, 2015 were $796.6 million (December 31, 2014 – $752.0 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. The $44.6 million net increase in the liability is mainly a result of the changes in estimated costs and timing from December 31, 2014 to 2015, partially offset by disposals of properties discussed in the “Property Dispositions” section above. The total of the decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investments in Joint Arrangements
On April 23, 2014, Harvest entered into the Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) joint ventures with KERR Canada Co. Ltd. (“KERR”), where Harvest contributed selected assets with upside development potential and KERR contributed cash for both infrastructure and development capital. Both joint arrangements are accounted for as equity investments. These partnerships allow Harvest to grow its core business region while conserving capital. The principal place of operations for both DBP and HKMS is in Canada.

Deep Basin Partnership
DBP was established for the purposes of exploring, developing and producing from certain oil and gas properties in the Deep Basin area in Northwest Alberta. On April 23, 2014, Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). On August 29, 2014, KERR contributed an additional $32.9 million to the DBP for an additional 32,913,506 preferred partnership units increasing KERR’s ownership interest to 22.19% and diluting Harvest’s ownership interest to 77.81% . On October 1, 2015 Harvest contributed certain gas assets to the DBP in the amount of $57.5 million for partnership units. During the year ended 2015 Harvest also made various cash contributions to the DBP that resulted in increase in its ownership percentage as reflected in the table below.

Amounts contributed by KERR on the formation of the partnership have been spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the development program, each partner is entitled to participate in and fund the additional work programs, however to the extent only one partner funds, its partnership interest will be increased and the other partner’s interest will be diluted proportionately. At December 31, 2015, Harvest received a total of $4.3 million (2014 - $2.3 million) in distributions from the DBP.

The preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This obligation could also arise upon the termination of this arrangement. This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP. The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. As at December 31, 2015, the fair value of the top-up obligation was estimated as $2.0 million (2014 - $nil), therefore, a top-up obligation was recorded by Harvest. Once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest derives its income or loss from its investment in the DBP based upon Harvest’s share in the change of the net assets of the joint venture. Harvest’s share of the change in the net assets does not directly correspond to its ownership interest because of contractual preference rights to KERR and changes based on contributions made by either party during the year. For the fourth quarter and year ended 2015, Harvest recognized a loss of $71.5 million and $97.3 million, respectively (2014 – $2.7 million and $4.7 million, respectively) from its investment in the DBP and HKMS joint venture. Harvest’s ownership of DBP by quarter was the following:

	December 31,	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2015	2014
Harvest's ownership interest	81.71%	81.05%	79.30%	77.81%	77.81%
KERR's ownership interest	18.29%	18.95%	20.70%	22.19%	22.19%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

Below is an overview of operational and financial highlights of these investments for the fourth quarter and year ended December 31, 2015. Unless otherwise noted the following discussion relates to 100% of the joint venture results and not based on Harvest ownership share.

	Three Months Ended December 31				Year Ended December 31
	2015	2014	Change		2015	2014	(1)	Change
Natural gas (mcf/d)	26,026	5,916	340%		19,135	6,747		184%
Natural gas liquids (bbl/d)	1,080	226	377%		936	394		137%
Light to medium oil (bbl/d)	—	2	(100%	)	1	2		(45%	)
Total (boe/d)	5,418	1,214	346%		4,126	1,520		171%
Harvest's share(2)	4,427	945	369%		3,319	1,183		181%

(1)	2014 year ended period from April 23, 2014 to December 31, 2014

Sales volumes for the fourth quarter and year ended December 31, 2015 increased by 4,204 boe/d and 2,606 boe/d, respectively, as compared to the same periods in 2014. The increase was primarily due to new wells being brought online through the HKMS natural gas processing plant that commenced operations in early 2015 and additional assets contributed on October 1, 2015 by Harvest, partially offset by production curtailments due to third party restrictions.

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014 (2)
Revenues	8.6	2.5	30.2	9.9
Operating expenses and Other	(8.8)	(1.5)	(27.9)	(3.8)
Depletion, depreciation and amortization	(13.0)	(2.9)	(43.9)	(9.0)
Finance costs	(0.7)	(0.7)	(2.7)	(1.7)
Impairment	(59.8)	-	(59.8)	-
Net loss(1)	(73.7)	(2.6)	(104.1)	(4.6)

(1)	Balances represent 100% share of the DBP.
(2)	2014 year ended period from April 23, 2014 to December 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

The higher sales revenues in the fourth quarter and for the year ended 2015 reflect the higher volumes, partially offset by lower commodity prices, and lower royalties compared to the fourth quarter and the period of April 23, 2014 to December 31, 2014.

Operating expenses and other expenses for the fourth quarter and for the year ended 2015 were $17.65/boe and $18.53/boe, respectively, increases of $4.22/boe and $8.61/boe from the same periods in 2014. The increases from 2014 were mainly due to the requirement to make the minimum monthly capital fee payments to the HKMS Partnership under the Gas Processing Agreement between the DBP and HKMS.

Depletion for the fourth quarter and year ended December 31, 2015 was $26.08/boe and $29.15/boe, respectively (2014 – $25.96/boe and $23.49/boe) . The increases from 2014 were mainly due to substantial capital spent combined with an increase in volumes, partially offset by proved reserve additions recognized in the fourth quarter of 2015.

For the fourth quarter of 2015 DBP recognized an impairment loss of $59.8 million (2014 – Nil) against PP&E. At December 31, 2015 the company tested its CGU for impairment primarily as a result of decrease in the outlook of future commodity prices compared to those at December 31, 2014. The recoverable amounts was based on the assets’ FVLCD estimated using the net present value of pre-tax cash flows from oil and gas reserves, based on the reserve values estimated by independent reserve evaluators, and the estimated fair value of undeveloped land. The pre-tax discount rate of 11% was used in the test.

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014	(2)
Drilling and completion	22.7	46.0	64.6	88.7
Well equipment, pipelines and facilities	7.4	8.5	23.4	17.4
Total (1)	30.1	54.5	88.0	106.1

(1)	Balances represent 100% share of the DBP.
(2)	2014 year ended period from April 23, 2014 to December 31, 2014

During the year ended December 31, 2015 the DBP drilled 7 gross and 6.27 net wells in the Deep Basin (2014 – 9 gross and 9 net wells), targeting the Cadotte, Cardium, Dunvegan, Falher, Halfway and Montney locations. All wells were horizontal, multi-stage fracture stimulated wells targeting liquids rich gas. Production from these wells was processed through the new HKMS gas plant that was completed in early 2015.

HKMS Partnership

HKMS Partnership was formed for the purposes of constructing and operating a gas processing facility, which is primarily used to process the gas produced from the properties owned by the Deep Basin Partnership. A gas processing agreement was entered by the two partnerships. For the HKMS Partnership, KERR initially contributed $22.6 million on April 23, 2014 for 22,632,000 partnership units, which represented 34.82% of the outstanding partnership units. On August 29, 2014, KERR contributed an additional $7.4 million to HKMS for an additional 7,421,673 partnership units increasing KERR’s ownership interest to 46.24% . After the initial funding from KERR was consumed and additional funds were required to fund completion of the plant construction and further capital costs, KERR elected not to make additional contributions and Harvest has provided such funding. The remaining 53.76% (34,946,327 partnership units) has been contributed by Harvest as cash was required for the completion of construction of the gas processing facility. As Harvest provides such funding, its partnership interest will be increased and KERR’s interest will be diluted proportionately. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves a specified internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HKMS Partnership for nominal consideration. As at December 31, 2015, $73.6 million (2014 -$26.7 million) of contribution has been made by Harvest to the HKMS partnership and represents a 69.93% ownership interest. Harvest’s ownership of HKMS by quarter was the following:

MANAGEMENT’S DISCUSSION AND ANALYSIS

	December 31,	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2015	2014
Harvest's ownership interest	69.93%	69.16%	68.69%	49.49%	47.01%
KERR's ownership interest	30.07%	30.84%	31.31%	50.51%	52.99%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

Below is an overview of operational and financial highlights of these investments for the fourth quarter and year ended December 31, 2015. Unless otherwise noted the following discussion relates to 100% of the joint venture results and not based on Harvest ownership share.

	Three Months Ended December 31	Year Ended December 31
	2015	2015
Revenues	5.8	19.8
Operating expenses and Other	(0.2)	(1.5)
Depreciation and amortization	(0.8)	(3.1)
Finance costs	(4.9)	(15.0)
Net loss(1)	(0.1)	0.2

(1)	Balances represent 100% share of the DBP.

The Gas Processing Agreement between the HKMS and DBP ensures that HKMS receives an 18% internal rate of return on capital deployed over the term of the contract. In order to guarantee this return, DBP is required to provide HKMS with a minimum monthly capital fee that is currently $1.9 million a month. This capital fee is accounted for as revenue for HKMS and an operating expense for the DBP. In addition HKMS also generates revenue from charging an operating fee to recover operating expenses incurred. For the fourth quarter and year ended December 31, 2015 the partnership generated revenues of $5.8 million and $19.8 million respectively (2014 – nil and nil, respectively).

As discussed above, operating expenses of the facility are recovered through charging an operating fee to the producers. For the fourth quarter and year ended December 31, 2015 the partnership operating expense was $0.2 million and $1.5 million respectively (2014 – nil and nil, respectively).

Depreciation has been calculated on a straight-line basis over a 30 year useful life. Based on the capital expenditures incurred to date, the depreciation on a monthly basis is approximately $0.3 million per month. For the fourth quarter and year ended December 31, 2015 the partnership depreciation expense was $0.8 million and $3.1 million respectively (2014 – nil and nil, respectively).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance costs mainly represent an accounting charge resulting from the Partner’s contributions being classified as liabilities, as a result of the Gas Processing Agreement guaranteed returns. The finance costs represent the 18% rate of return on the partner’s contributions. For the fourth quarter and year ended December 31, 2015 the partnership finance costs was $4.9 million and $15.0 million respectively (2014 – nil and nil, respectively).

See note 12 of the December 31, 2015 audited consolidated financial statements for discussion of the accounting implications of these joint arrangements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BLACKGOLD OIL SANDS

Operating Results

	Three Months Ended	Year Ended
	December 31, 2015
Expenses
Pre-operating	5.0	14.1
General and administrative	0.9	3.1
Depreciation and amortization	0.2	0.5
Impairment of property, plant and equipment	229.0	491.0
Operating loss(1)	(235.1)	(508.7)

(1)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.

As the CPF was substantially completed during the first quarter of 2015, the operating expenses that were previously capitalized to property plant and equipment are now expensed on the income statement. For the fourth quarter and the year ended December 31, 2015 Harvest recognized an operating loss of $235.1 million and $508.7 million (2014 – $nil and $nil) respectively, mainly due to an impairment expenses of $229.0 million and $491.0 million respectively combined with labour, power, maintenance and general and administrative expenses.

During the fourth quarter and year ended December 31, 2015, the BlackGold segment recognized impairment expense of $229.0 million and $491.0 million against its PP&E respectively (2014 – nil). During the third and fourth quarters the impairment was triggered primarily by a decline in oil prices and delay in the first steam. The recoverable amount was estimated using the assets’ value in use (“VIU”), estimated using the net present value of proved, probable and possible reserves discounted at a pre-tax rate of 12% (11% in the third quarter) for proved plus probable reserves and 15% for possible reserves. Please refer to note 9 of the December 31, 2015 consolidated financial statements for further discussion.

The impairments discussed above may be reversed, if and when the fair values of the CGU increase in future periods. Any asset impairment that is reversed is recoverable to its original value less any associated DD&A expense. The results of the impairment tests conducted during the year ended December 31, 2015 are sensitive to changes in any of the key Management judgments and estimates inherent in the calculations. These judgments and estimates include revisions in reserves or resources, a change in forecast commodity prices, expected royalty rates, required future development expenditures, and expected future production costs all of which could increase or decrease the recoverable amount of the assets.

Capital Asset Additions

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Well equipment, pipelines and facilities	0.3	68.7	44.4	198.8
Pre-operating costs	(0.2)	11.8	6.8	32.2
Drilling and completion	—	4.1	0.4	6.3
Capitalized borrowing costs and other	0.4	14.3	14.4	46.2
Total BlackGold additions	0.5	98.9	66.0	283.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the fourth quarter and year ended December 31, 2015, Harvest invested $0.3 million and $44.4 million, respectively, on the CPF.

Decommissioning Liabilities
Harvest’s BlackGold decommissioning liabilities at December 31, 2015 were $50.1 million (December 31, 2014 - $47.5 million) relating to the future remediation, abandonment, and reclamation of the SAGD wells and CPF. Please see the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

Project Development
Harvest has been developing its BlackGold oil sands CPF under the engineering, procurement and construction (“EPC”) contract. Initial drilling of 30 steam assisted gravity drainage (“SAGD”) wells (15 well pairs) was completed by the end of 2012 and the majority of the well completion activities were completed by the end of 2014. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d. During the first quarter of 2015 construction had been substantially completed, including the building of the CPF plant site, well pads, and connecting pipelines. Several systems have since been commissioned and others will be progressed slowly within a limited budget. The decision to complete commissioning of the CPF and commence steam injection depends on a number of factors including the bitumen price environment and direction from KNOC.

Harvest has recorded $1,080.4 million of costs on the entire project since acquiring the BlackGold assets in 2010. This $1,080.4 million includes certain Phase 2 pre-investment which is expected to improve the capital efficiency over the project lifecycle. Under the EPC contract, $94.9 million of the EPC costs will be paid in equal installments, without interest, over 10 years. Payments commenced during the second quarter of 2015 with two payments made on April 30, 2015. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at December 31, 2015, Harvest recognized a liability of $62.0 million (December 31, 2014 - $77.8 million) using a discount rate of 5.5% (December 31, 2014 - 4.5%) .

As Harvest uses the unit of production method for depletion and the BlackGold assets currently have no production, no depletion on the BlackGold property, plant and equipment has been recorded. Minor depreciation has been recorded during the fourth quarter and twelve months ended December 31, 2015 on administrative assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DISCONTINUED OPERATIONS (DOWNSTREAM)

The sale of the Downstream segment closed on November 13, 2014, which resulted in presentation of operations from October 1 to November 13, 2014 for the fourth quarter of 2014 and from January 1 to November 13, 2014 for the year ended December 31, 2014.

Harvest recorded an additional loss of $15.5 million related to the disposal of the Downstream segment during the year ended December 31, 2015, which has been included in the net loss from discontinued operations (2014 - $56.6 million). The loss recorded in 2015 primarily relates to certain post-closing working capital adjustments. The following discussion and analysis is for the period of January 1 to November 13, 2014 and for comparative purpose includes 2013 amounts.

Summary of Financial and Operating Results

		Three Months
	October 1 -	Ended December	Year Ended
	November 13	31	December 31
	2014	2013	2014	2013
FINANCIAL
Refined products sales(1)	321.2	1,084.2	3,432.1	4,416.9
Purchased products for processing and resale(1)	305.1	1,049.2	3,250.0	4,327.4
Gross margin(2)	16.1	35.0	182.1	89.5
Operating expense	16.0	31.3	107.4	126.3
Purchased energy expense	13.0	30.7	102.4	106.8
Marketing expense	0.7	1.8	6.0	5.4
General and administrative	0.1	0.1	0.5	0.6
Depreciation and amortization	-	18.6	12.8	82.8
Gain on dispositions of PP&E	-	-	(0.2)	(0.2)
Impairment on property, plant and equipment	(7.1)	458.9	179.3	458.9
Operating loss(3)	(6.6)	(506.4)	(226.1)	(691.1)
Capital expenditures	8.0	18.1	27.8	53.2
OPERATING
Feedstock volume (bbl/d)(4)	76,455	92,339	86,520	98,081
Yield (% of throughput volume)(5)
Gasoline and related products	32%	32%	32%	31%
Ultra low sulphur diesel and jet fuel	35%	37%	37%	37%
High sulphur fuel oil	31%	29%	28%	29%
Total	98%	98%	97%	97%
Average refining gross margin (US$/bbl)(6)	2.76	2.50	4.43	1.07

(1) Refined product sales and purchased products for processing and resale are net of intra-segment sales of $56.4 million and $491.1 million for the three and twelve months ended December 31, 2014 (2013 - $146.1 million and $555.4 million), reflecting the refined products produced by the refinery and sold by the marketing division.
(2) These are non-GAAP measures; please refer to “Non-GAAP Measures” in this MD&A.
(3) These are additional GAAP measures; please refer to “Additional GAAP Measures” in this MD&A.
(4) Barrels per day are calculated using total barrels of crude oil feedstock and purchased vacuum gas oil. (5) Based on production volumes after adjusting for changes in inventory held for resale.
(6) Average refining gross margin is calculated based on per barrel of feedstock throughput.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Refining Benchmark Prices

	Three Months Ended
	December 31 (1)				Year Ended December 31
	2014	2013	Change		2014	2013	Change
WTI crude oil (US$/bbl)	73.15	97.46	(25%	)	93.00	97.97	(5%	)
Brent crude oil (US$/bbl)	77.03	109.36	(30%	)	99.48	108.75	(9%	)
Argus sour crude index (“ASCI”) (US$/bbl)	77.02	95.51	(19%	)	92.37	102.02	(9%	)
Brent – WTI differential (US$/bbl)	3.88	11.90	(67%	)	6.48	10.78	(40%	)
Brent – ASCI differential (US$/bbl)	0.01	13.85	(100%	)	7.11	6.73	6%
Refined product prices
Platts RBOB (US$/bbl)	85.43	112.11	(24%	)	110.70	119.11	(7%	)
Platts Ultra Low Sulfur Diesel (US$/bbl)	98.19	125.49	(22%	)	117.15	125.76	(7%	)
Platts High Sulphur Fuel Oil (US$/bbl)	63.23	91.45	(31%	)	84.04	93.15	(10%	)
U.S. / Canadian dollar exchange rate	0.880	0.953	(8%	)	0.905	0.971	(7%	)

(1)	The 2014 quarterly benchmark prices and exchange rate are averages from October 1 to December 31, 2014.

Summary of Gross Margins

	October 1 - November 13, 2014			Three Months Ended December 31, 2013
	Volumes(1) (US$/bbl)			Volumes(1) (US$/bbl)
Refinery
Sales
Gasoline products	70.8	0.7	88.36	367.4	3.2	109.76
Distillates	143.9	1.2	104.37	444.0	3.4	125.15
High sulphur fuel oil	52.9	0.7	64.28	190.7	2.1	87.44
Other(2)	41.3	0.4	84.08	48.4	0.4	110.52
Total sales	308.9	3.0	88.41	1,050.5	9.1	110.43
Feedstock (3)
Crude oil	290.9	3.3	77.73	911.1	8.1	106.57
Vacuum Gas Oil (“VGO”)	4.4	0.1	88.16	38.5	0.4	105.20
Total feedstock	295.3	3.4	77.87	949.6	8.5	106.51
Other(4)	3.0			78.6
Total feedstock and other costs	298.3			1,028.2
Refinery gross margin(5)	10.6		2.76	22.3		2.50
Marketing
Sales	68.7			179.8
Cost of products sold	63.2			167.1
Marketing gross margin(5)	5.5			12.7
Total gross margin(5)	16.1			35.0

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year Ended December 31
	2014			2013
	Volumes(1) (US$/bbl)			Volumes(1) (US$/bbl)
Refinery
Sales
Gasoline products	1,111.7	9.1	110.69	1,446.0	12.3	113.83
Distillates	1,442.8	11.0	119.08	1,833.2	14.5	122.76
High sulphur fuel oil	633.5	6.8	84.32	759.3	8.3	89.28
Other(2)	126.2	1.1	100.91	249.4	2.2	109.39
Total sales	3,314.2	28.0	107.18	4,287.9	37.3	111.60
Feedstock (3)
Crude oil	2,885.8	27.0	96.90	3,645.8	33.4	105.90
Vacuum Gas Oil (“VGO”)	55.1	0.5	105.05	270.5	2.4	110.81
Total feedstock	2,940.9	27.5	97.04	3,916.3	35.8	106.22
Other(4)	239.0			332.1
Total feedstock and other costs	3,179.9			4,248.4
Refinery gross margin(5)	134.3		4.43	39.5		1.07
Marketing
Sales	609.0			684.4
Cost of products sold	561.2			634.4
Marketing gross margin(5)	47.8			50.0
Total gross margin(5)	182.1			89.5

(1)	Volumes in million bbls.
(2)	Includes sales of vacuum gas oil and hydrocracker bottoms.
(3)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(4)	Includes inventory adjustments, additives and blendstocks and purchased product for resale.
(5)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Feedstock throughput averaged 76,455 bbl/d in the fourth quarter of 2014, 17% lower than the 92,339 bbl/d average feedstock in the fourth quarter of the prior year, mainly due to the sale of the refinery on November 13, 2014. The average throughput rate for the year ended December 31, 2014 was 86,520 bbl/d, a 12% decrease from the 98,081 bbl/d in the prior year. The lower daily average throughput rate for 2014 is a consequence of a power outage in January, an unplanned outage in the last week of March, a planned three week outage on the platformer unit for regular maintenance followed by an unplanned ten day outage on the isomax unit. The daily average throughput rate for 2013 has been negatively impacted as a consequence of an unplanned two-week outage in February due to a power failure during a storm, a partial outage in March for additional repairs, reduced throughput rates in the second quarter of 2013 as a result of economic conditions and an unplanned isomax outage in July.

The table below provides a comparison between the product crack spreads realized by Downstream and the benchmark crack spread for the three months and year ended December 31, with both crack spreads referring to the price of Brent crude oil.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	October 1 - November 13				Three Months Ended December 31
	2014				2013
	Refinery	Benchmark(1)		Difference	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	10.49	8.40	(2)	2.09	3.25	2.75	(2)	0.50
Distillates (US$/bbl)	26.50	21.16	(2)	5.34	18.64	16.13	(2)	2.51
High Sulphur Fuel Oil (US$/bbl)	(13.59)	(13.80	)(3)	0.21	(19.07)	(17.91	)(3)	(1.16)

	Year Ended December 31
	2014				2013
	Refinery	Benchmark(1)		Difference	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	13.65	11.22	(2)	2.43	7.61	10.36	(2)	(2.75)
Distillates (US$/bbl)	22.04	17.67	(2)	4.37	16.54	17.01	(2)	(0.47)
High Sulphur Fuel Oil (US$/bbl)	(12.72)	(15.44	)(3)	2.72	(17.76)	(15.60	)(3)	(2.16)

(1)	Benchmark product crack is relative to Brent crude oil
(2)	RBOB benchmark market price sourced from Platts.
(3)	High Sulphur Fuel Oil benchmark market price sourced from Platts. Our high sulphur fuel oil normally contains higher sulphur content than the 3% content reflected in the benchmark price.

Downstream’s product crack spreads are different from the above noted benchmarks due to several factors, including the timing of actual sales and feedstock purchases differing from the calendar month benchmarks, transportation costs, sour crude differentials, quality differentials and variability in the throughput volume over a given period of time. The refinery sales also include products for which market prices are not reflected in the benchmarks. Downstream’s crack spreads for gasoline products and distillates in the above tables include the actual cost of renewable identification numbers (“RIN”) that are necessary to meet blending requirements for RBOB gasoline and ultra-low sulphur diesel (“ULSD”) in the US market as mandated by the US government. Our average RINs cost for the quarter was approximately US$2.15/bbl for RBOB gasoline and US$2.20/bbl for ULSD products compared to US$1.20/bbl and US$1.50/bbl, respectively, for the fourth quarter of 2013. Average RINs cost year to date was approximately US$2.00/bbl for RBOB gasoline and US$2.10/bbl for ULSD products compared to US$2.50/bbl and US$3.00/bbl, respectively, for the prior year.

Our crude feedstock differential for the year ended December 31, 2014 is slightly lower than the differentials in 2013. Our realized sour crude differential of US$2.58/bbl for the year ended December 31, 2014 is US$0.27/bbl lower than our sour crude differential of US$2.85/bbl in the prior year. The narrowing realized differential is the result of processing more higher priced light sweet crudes which comprised 26% of our feedstock crude slate this year as compared to 21% in 2013. The improved yields normally associated with processing light sweet crudes (higher yield of the high value light end products and a lower yield of the low value heavy products) have been offset by outages on the refinery units in both years.

The refinery gross margin for the period from October 1 to November 13, 2014 decreased as compared to the gross margin in the fourth quarter of 2013. The overall decrease can be attributed to lower sales volumes as a result of the sale of the Refinery on November 13, 2014, partially offset by higher realized product crack spreads on all our products. The cost of our crude feedstock in the fourth quarter of 2014 was a premium of US$0.84/bbl to the benchmark Brent crude oil as compared to a discount of US$2.85/bbl in the same period of the prior year; the increased feedstock cost as compared to benchmark is mainly the result of processing more expensive light sweet crudes in 2014 as compared to processing more heavier sour crudes in 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The refinery gross margin for the year ended December 31, 2014 was significantly higher than the $39.5 million as reported in the prior year due to higher realized product margins.

The overall gross margin for our refinery is also impacted by the purchasing of blendstocks to meet summer gasoline specifications, additives to meet product specifications, the build of unfinished saleable products, some of which are recorded at a value lower than cost, and inventory write-downs and reversals. These costs are included in “other costs” in the Summary of Gross Margin Table above.

The gross margin from the marketing operations is comprised of the margin from both the retail and wholesale distribution of gasoline and home heating fuels as well as the revenues from marine services including tugboat revenues.

Operating Expenses

	October 1 - November 13, 2014			Three Months Ended December 31
	2014			2013
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	12.6	3.4	16.0	26.0	5.3	31.3
Purchased energy	13.0	-	13.0	30.7	-	30.7
	25.6	3.4	29.0	56.7	5.3	62.0
($/bbl of feedstock throughput)
Operating cost	3.77	-		- 3.06	-	-
Purchased energy	3.85	-		- 3.62	-	-
	7.62	-		- 6.68	-	-

	Year Ended December 31
	2014			2013
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	88.5	18.9	107.4	104.7	21.6	126.3
Purchased energy	102.4	-	102.4	106.8	-	106.8
	190.9	18.9	209.8	211.5	21.6	233.1
($/bbl of feedstock throughput)
Operating cost	3.23	-	-	2.92	-	-
Purchased energy	3.73	-	-	2.98	-	-
	6.96	-	-	5.9	-	-

The refining operating cost per barrel of feedstock throughput increased by 23% in the fourth quarter of 2014 and 11% for the year ended as compared to the prior year mainly as a result of decreased throughput in 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Purchased energy, consisting of LSFO and electricity, is required to provide heat and power to refinery operations. The purchased energy cost per barrel of feedstock throughput increased by 6% and 25% respectively during the quarter and year ended December 31, 2014 from the same periods of 2013.

Capital Assets Additions
Capital asset additions for the quarter and year ended December 31, 2014 totaled $8.0 million and $27.8 million respectively (2013 - $18.1 million and $53.2 million respectively), relating to various capital projects.

Depreciation and Amortization Expense

	October 1 - November 13	Three Months Ended
		December 31	Year Ended December 31
	2014	2013	2014	2013
Refining	-	17.7	10.3	79
Marketing	-	0.9	2.5	3.8
Total depreciation and amortization	-	18.6	12.8	82.8

There was no depreciation and amortization expense in the fourth quarter of 2014 as a result of the assets being fully impaired at the end of the third quarter. Likewise, the decrease in depreciation and amortization for the year ended December 31, 2014 as compared to 2013 is due to an impairment of assets of $458.9 million at the end of 2013 and depreciation recorded from January 1, 2014 to September 30, 2014 before the impairment of assets. The process units were amortized over an average useful life of 20 to 35 years and turnaround costs were amortized to the next scheduled turnaround.

Currency Exchange

As Downstream operations’ functional currency is denominated in U.S. dollars, the strengthening (weakening) of the U.S. dollar resulted in unrealized currency exchange gains (losses) from its decommissioning liabilities, pension obligations, accounts payable and other balances that are denominated in Canadian dollars. At December 31, 2014, the U.S. dollar had strengthened compared to the Canadian dollar as at September 30, 2014 resulting in an unrealized foreign exchange gain of $0.5 million for the fourth quarter of 2014 (2013 –$19.3 million). The U.S. dollar also strengthened at December 31, 2014 as compared to December 31, 2013 resulting in an unrealized foreign exchange gain of $21.6 million (2013 – $34.3 million).

The cumulative translation adjustment in other comprehensive income represents the translation of the Downstream operations’ U.S. dollar functional currency financial statements to Canadian dollars. During the fourth quarter and year ended December 31, 2014, Downstream incurred a net cumulative translation loss of $0.7 million (2013 – gain of $0.8 million) and $9.9 million (2013 – gain of $7.9 million), respectively, reflecting the changes in the Canadian dollar relative to the U.S. dollar on Harvest’s net investment in the Downstream segment at December 31, 2014 compared to December 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Disposition of the Downstream Segment and Impairment on PP&E and other
Downstream operations included the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream was located in the Province of Newfoundland and Labrador. On November 13, 2014, Harvest closed the sale of the Downstream segment for net proceeds of approximately $70.5 million subject to post-closing adjustments. The Downstream segment was classified as discontinued operations as at December 31, 2014.

The purchase and sale agreement to sell the Downstream segment triggered an impairment and onerous contract assessment during the third quarter of 2014. As a result of this assessment an onerous contract provision was recorded in the third quarter of 2014. Downstream recorded a recovery of $7.1 million during the fourth quarter of 2014 and a $179.3 million impairment loss for the year ended December 31, 2014 (2013 – $458.9 million) of the Downstream segment relating to the PP&E to reflect a recoverable amount of $nil at December 31, 2014. The recovery during the fourth quarter of 2014 resulted from the reversal of the onerous contract provision previously recorded. This amount was included in the operating loss from discontinued operations. Also see note 8, Discontinued Operations of the December 31, 2015 audited consolidated financial statements.

Upon the disposal of the Downstream segment, a $44.1 million cumulative foreign translation adjustment loss was reclassified from accumulated other comprehensive income to the loss on disposal of the Downstream segment. Harvest recognized a loss on disposal of the Downstream segment of $15.5 million during the fourth quarter and year ended December 31, 2015 (2014 - $56.6 million).

As it was no longer probable for Downstream to utilize the deferred tax assets of $92.1 million, it was written down to $nil during the third quarter of 2014. Harvest also completed a strategic tax planning transaction during the third quarter of 2014, which resulted in an increase of deferred tax assets in the amount of $247.6 million. See note 18, Income Taxes of the December 31, 2015 consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management
The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. During 2014 and 2015, Harvest entered into WCS price and foreign exchange swaps concurrently as they complement each other. The WCS swap mitigated crude oil price risk by fixing a certain U.S. dollar price per barrel on certain heavy oil volumes. The foreign exchange swap mitigated currency exchange risk by swapping the U.S. dollar notional value of the WCS price swap back to Harvest’s functional currency, the Canadian dollar. At December 31, 2015, these contracts matured.

The following is a summary of Harvest’s realized and unrealized (gains) losses on derivative contracts:

	Three Months Ended December 31
	2015						2014
Realized (gains) losses recognized in:	Power	Crude Oil	Currency	Natural Gas	Top-Up Obligation	Total	Power	Crude Oil	Currency	Natural Gas	Total
Revenues	—	(8.4)	—	(2.7)		(11.1)	—	(11.8)	—	(1.5)	(13.3)
Derivative (gains) losses	2.0	—	—	—	—	2.0	1.9	—	—	—	1.9
Unrealized (gains) [l] recognized in:
OCI, before tax	—	(1.7)	—	(1.6)		(3.3)	—	(10.3)	—	(4.6)	(14.9)
Derivative (gains) losses	(0.6)	—	—	—	2.0	1.4	1.6	—	—	—	1.6

	Year Ended December 31
	2015					2014
Realized (gains) losses recognized in:	Power	Crude Oil	Currency	Natural Gas	Top-Up Obligation	Total	Power	Crude Oil	Currency	Natural Gas	Total
Revenues	—	(12.5)	—	(4.5)	—	(17.0)	—	(10.7)	—	7.7	(3.0)
Derivative (gains) losses	4.2	—	0.2	—	—	4.4	1.6	—	(0.2)	—	1.4
Unrealized (gains) [l] recognized in:
OCI, before tax	—	(12.5)	—	(2.6)	—	(15.1)	—	(10.6)	—	5.9	(4.7)
Derivative (gains) losses	(1.2)	—	—	—	2.0	0.8	0.7	—	—	—	0.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Credit facility	7.1	5.4	24.5	25.0
6⅞% senior notes	12.3	10.4	46.9	40.3
2⅛% senior notes(1)	5.9	5.0	22.8	19.6
Related party loans	10.3	5.7	30.5	20.2
Amortization of deferred finance charges and other	0.6	0.4	2.0	1.6
Interest and other financing charges(2)	36.2	26.9	126.7	106.7
Accretion of decommission and environmental remediation liabilities	5.4	5.1	21.1	22.0
Less: capitalized interest	—	(9.5)	(9.7)	(33.4)
Total finance costs(2)	41.6	22.5	138.1	95.3

(1)	Includes guarantee fee to KNOC.
(2)	Excludes discontinued operations of the Downstream segment.

The finance costs on the credit facility have declined from the year ended December 31, 2015 to 2014, mainly as the impact of a greater amount of outstanding during 2015 was tempered by a lower effective interest rate, as compared to 2014. See note 13 and 21 of the December 31, 2015 consolidated financial statements.

The finance costs on the 2⅛% senior notes and 6⅞% senior notes have increased in 2015 due to changes in foreign exchange as the notes are U.S. dollar denominated.

The finance costs on related party loans has increased in 2015 due to the additional borrowings in made during the year, under the KNOC subordinated agreement and because of the weakness of the Canadian dollar compared to 2014. See discussion in the “Related Party Transaction” section of this MD&A.

Capitalized interest relates to amounts borrowed to fund the capital expenditures of BlackGold. The decrease in capitalized interest for the three months and year ended December 31, 2015 is due to the BlackGold Central processing facility being substantially completed in the first quarter of 2015 and all direct and indirect borrowing cost during the remainder of 2015 were expensed.

Currency Exchange

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Realized losses on foreign exchange(1)	1.3	0.6	2.1	1.5
Unrealized losses on foreign exchange(1)	69.6	51.7	308.4	124.9
	70.9	52.3	310.5	126.4

(1)	Excludes discontinued operations of the Downstream segment.

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 6⅞% and 2⅛% senior notes, the ANKOR and KNOC related party loan and on any U.S. dollar denominated monetary assets or liabilities. At December 31, 2015, the Canadian dollar had weakened compared to the US dollar as at September 30, 2015 resulting in an unrealized foreign exchange loss of $69.6 million for the fourth quarter of 2015 (2014 –$51.7 million loss).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest recognized a realized foreign exchange loss of $1.3 million for the fourth quarter ended December 31, 2015 (2014 –$0.6 million loss) as a result of the settlement of U.S. dollar denominated transactions. The Canadian dollar also weakened for the year ended December 31, 2015 as compared to the US dollar as at December 31, 2014 resulting in an unrealized foreign exchange loss of $308.4 million (2014 –$124.9 million loss). Harvest recognized a realized foreign exchange loss of $2.1 million for the year ended December 31, 2015 (2014 –$1.5 million loss) as a result of the settlement of U.S. dollar denominated transactions.

Income Taxes
For the year ended December 31, 2015 Harvest recorded a current income tax expense of $5.1 million (2014 - $Nil). The current income tax expense relates to an assessment from a prior period Canada Revenue Agency audit adjustment.

For the three months and year ended December 31, 2015 Harvest recorded deferred income tax recoveries from its Upstream operations of $23.1 million and $336.9 million, respectively (2014 – $82.5 million and $324.9 million, respectively). The current year deferred income tax recovery relates primarily to impairment charges taken during the year reducing the book basis of Harvests assets relative to their tax basis as well as the Alberta corporate tax rate increasing from 10 per cent to 12 per cent effective July 1, 2015. The prior year recovery is mainly due to the recognition of $247.6 million previously unrecognized deferred tax assets in the Downstream Segment. See the “Disposition of the Downstream Segment and Impairment Loss” section of this MD&A for further discussion.

Harvest’s deferred income tax asset will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets and liabilities. Currently, the principal sources of temporary differences relate to the Company’s property, plant and equipment, decommissioning liabilities and the unclaimed tax pools.

Related Party Transactions
The following provides a summary of the related party transactions between Harvest and KNOC for the quarter and year ended December 31, 2015:

Related Party Loans
On April 2, 2015, Harvest entered into a US$171 million loan agreement with KNOC, repayable within one year from the date of the first drawing, which was on April 10, 2015. The interest rate on drawn loan was 3.42% per annum. As at December 31, 2015, the carrying value of this loan was $170.2 million including $166.1 million (US$120 million) principal and $4.1 million interest accrual. At December 31, 2015, interest expense was $1.4 million and $3.8 million for the three months and year ended December 31, 2015, respectively. On December 31, 2015 KNOC approved an extension in the maturity of the loan to December 31, 2017 and the interest rate was increased to 5.91% per annum.

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As of December 31, 2015, Harvest has drawn $200.0 million from the loan agreement (December 31, 2014 - $200.0 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. As at December 31, 2015, the carrying value of the KNOC loan was $193.2 million (December 31, 2014 - $191.2 million). The difference between the fair value and the loan amount was recognized in contributed surplus. As at December 31, 2015, $10.5 million (December 31, 2014 – $10.3 million) has been recognized in contributed surplus related to the KNOC loan. For the three months and year ended December 31, 2015, interest expense of $3.4 million and $13.7 million was recorded (2014 – $3.5 million and $11.5 million respectively), of which $16.7 million remains outstanding as at December 31, 2015 (December 31, 2014 – $4.9 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At December 31, 2015, Harvest’s related party loan from ANKOR included $235.3 million (December 31, 2014 – $197.2 million) of principal and $14.6 million (December 31, 2014 – $3.1 million) of accrued interest. Interest expense was $2.6 million and $10.0 million for the three months and year ended December 31, 2015 respectively (2014 – $2.3 million and $8.7 million, respectively).

The related party loans are unsecured and the loan agreements contain no restrictive covenants. For purposes of Harvest’s credit facility covenant requirements, the related party loans are excluded from the ‘total debt’ amount but included in the ‘total capitalization’ amount.

	Transactions		Balance Outstanding
	Three Months Ended		Accounts Receivable as at		Accounts Payable as at
	December 31		December 31		December 31
	2015	2014	2015	2014	2015	2014
Revenues
KNOC(1)	-	1.7	-	-	-	-
G&A Expenses
KNOC(2)	(5.6)	(3.7)	-	0.5	0.8	3.7
Finance costs
KNOC(3)	7.5	4.0	-	-	3.5	2.7

(1)

Global Technology and Research Centre (“GTRC”) is used as a training and research facility for KNOC. In 2015 and 2014, the amounts are related to a geological study performed by the GTRC on behalf of KNOC.

(2)

Amounts relate to the reimbursement from KNOC for general and administrative expenses incurred by the GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.

(3)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 2⅛% senior notes and the senior unsecured credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC on the 2⅛% senior notes and 37 basis point per annum on the credit facility.

The Company identifies its related party transactions by making inquiries of management and the Board of Directors, reviewing KNOC’s subsidiaries and associates, and performing a comprehensive search of transactions recorded in the accounting system. Material related party transactions require the Board of Directors’ approval. Also see note 12, “Investment in Joint Ventures” in the December 31, 2015 audited consolidated financial statements for details of related party transactions with DBP and HKMS.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL RESOURCES

The following table summarizes Harvest’s capital structure and provides the key financial ratios defined in the credit facility agreement.

	December 31, 2015	December 31, 2014
Credit facility(1)	926.6	620.7
6⅞% senior notes (US$500 million)(1)(2)	692.0	580.1
2⅛% senior notes (US$630 million)(1)(2)	871.9	730.9
Related party loans (US$290 million and CAD$200 million)(2)(3)	601.4	397.2
	3,091.9	2,328.9
Shareholder's equity
386,078,649 common shares issued	(275.3)	1,534.8
	2,816.6	3,863.7
Financial Ratios(4)(5)
Senior debt to annualized EBITDA	—	1.37
Annualized EBITDA to annualized interest expense	—	4.30
Senior debt to total capitalization	—	16%
Total debt to total capitalization	96%	49%

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2014, related party loans comprised of US$170 million from ANKOR and US$120 million from KNOC (see note 25 of the December 31, 2015 audited consolidated financial statements).
(4)	Calculated based on Harvest’s credit facility covenant requirements (see note 13 of the December 31, 2015 audited consolidated financial statements).
(5)	The financial ratios and their components are non-GAAP measures; please refer to the “Non-GAAP Measures” section of this MD&A.

On April 22, 2015, Harvest amended its $1 billion syndicated revolving credit facility and replaced it with a $940 million revolving credit facility that matures on April 30, 2017, with a syndicate of eight financial institutions. On July 15, 2015 Harvest secured a $60 million commitment from a new lender to increase the borrowing capacity of the new facility to $1 billion. The facility is secured by KNOC’s guarantee (up to $1.0 billion) and by a first floating charge over all of the assets of Harvest and its material subsidiaries. A guarantee fee of 0.37% per annum of the principal balance is payable to KNOC semi-annually.

Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At December 31, 2015, Harvest was in violation of the debt covenant and the carrying value of the credit facility, $923.8 million, was reclassified from long-term debt to a current liability. Subsequent to December 31, 2015, Harvest’s syndicate banks consented to a waiver of this covenant for the duration of the term of the credit facility.

Borrowings under the credit facility are available by way of bankers’ acceptances, Canadian prime rate loans, LIBOR based loans, or U.S. base rate loans at the Company’s discretion. At December 31, 2015, Harvest had $926.6 million drawn under the credit facility (December 31, 2014 - $620.7 million). The carrying value of the credit facility includes $2.8 million of deferred financial fees at December 31, 2015 (December 31, 2014 - $3.1 million). For the year ended December 31, 2015, interest charges on the credit facility borrowings aggregated to $17.6 million (2014 - $23.6 million), reflecting an effective interest rate of 2.0% (2014 – 3.4%).

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY

The Company’s liquidity needs are met through the following sources: cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC. Harvest’s primary uses of funds are operating expenses, capital expenditures, and interest and principal repayments on debt instruments.

Cash flows for continuing and discontinued operations are presented on a combined basis in the consolidated financial statements. Cash flow used in operating activities for the three months and year ended December, 2015 were $21.0 million and $35.4 million, respectively (2014 – cash flows from operating activities $64.1 million and $482.9 million, respectively). The decrease in the fourth quarter of 2015 is mainly a result of the decreased revenue, partially offset by decreased expense when compared to the fourth quarter of 2014. The decrease for the year ended December 31, 2015 is mainly a result of the decreased revenue and working capital partly offset by decrease in operating and G&A expenses when compared to the prior year.

Cash contribution from Harvest’s Upstream operations for the fourth quarter and year ended December 31, 2015 were $29.8 million and $154.3 million, respectively (2014 – $82.8 million and $485.4 million). The decrease in Upstream’s cash contribution for the fourth quarter and year end as compared to 2014 is mainly due to the decreases in average realized prices and lower sales volumes, partially offset by lower expenses.

Harvest funded capital expenditures for the quarter and year ended December 31, 2015 of $22.9 million and $265.8 million, respectively including the Hunt acquisition (2014 – $241.1 million and $718.2 million) property dispositions and borrowings under both the credit facility and KNOC subordinated loan.

Harvest net drawings from the credit facility was $304.4 million during the year ended December 31, 2015 (2014 – $169.4 million net repayment)

Harvest had a working capital deficiency of $1,070.5 million as at December 31, 2015, as compared to a $300.5 million deficiency at December 31, 2014, mainly due to the classification of the credit facility as current due to the covenant violation at year end. As a result of obtaining a covenant waiver subsequent to year end, the credit facility will be reclassified as long term in the first quarter to 2016. Harvest’s working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from the credit facility, as required.

Harvest ensures its liquidity through the management of its capital structure, seeking to balance the amount of debt and equity used to fund investment in each of our operating segments. Harvest evaluates its capital structure using the same financial covenant ratios as the ones that were externally imposed under the Company’s credit facility and the senior notes. The Company continually monitors its credit facility covenants and actively takes steps, such as reducing borrowings, increasing capitalization, amending or renegotiating covenants as and when required.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In response to the low commodity price environment, Harvest plans to constrain its capital expenditures in 2016, focusing on capital maintenance and regulatory activities. Harvest also continues to postpone first steam for the BlackGold project in response to the unfavourable heavy oil prices and will continually assess the commodity price environment to determine when to complete commissioning of the CPF and first steam injection.

Harvest is a significant subsidiary for KNOC in terms of production and reserves. KNOC has directly or indirectly invested and provided financial support to Harvest since 2009 and as at the date of preparation of this MD&A, it is the Company’s expectation that such support will continue for at least next twelve months so that Harvest is able to continue as a going concern.

Contractual Obligations and Commitments
Harvest has recurring and ongoing contractual obligations and estimated commitments entered into in the normal course of operations. As at December 31, 2015, Harvest has the following significant contractual obligations and estimated commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	—	3,089.0	—	—	3,089.0
Debt interest payments(1)(2)	81.9	191.1	—	—	273.0
Purchase commitments(3)	12.5	21.0	19.0	47.9	100.4
Operating leases	8.2	15.6	14.5	34.7	73.0
Firm processing commitments	19.8	35.6	29.0	70.3	154.7
Firm transportation agreements	18.5	59.9	43.8	59.6	181.8
Employee benefits(4)	4.9	4.8	—	—	9.7
Decommissioning and environmental liabilities(5)	42.2	93.2	44.3	1,258.9	1,438.6
Total	188.0	3,510.2	150.6	1,471.4	5,320.2

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at December 31, 2015 will be applicable to future interest payments.
(3)	Relates to drilling and BlackGold oil sands project commitment and revised estimated capital costs capital costs for the Bellshill.
(4)	Relates to the long-term incentive plan payments.
(5)	Represents the undiscounted obligation by period.

Environmental Initiatives Impacting Harvest
On November 22, 2015, the provincial government of Alberta issued its Climate Leadership Plan, which will impact all consumers and business that contributed to carbon emissions in Alberta and is intended for implementation in 2017. The plan includes an economy-wide carbon tax starting on January 1, 2017 at $20 per tonne and moving to $30 per tonne on January 1, 2018, a cap on oil sands emissions production of 100 megatonnes a year, the phase-out of coal-fired power production by 2030, and a 45 per cent reduction in methane gas emissions from Alberta’s oil and gas operations by 2025. Harvest anticipates that the Climate Leadership Plan will increase the cost of operating its properties located in Alberta and is currently evaluating the expected impact of the plan on its operations

Off Balance Sheet Arrangements
See “Investments in Joint Arrangements” section in this MD&A and note 12, “Investment in Joint Ventures” in the December 31, 2015 audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following table and discussion highlights the fourth quarter of 2015 results relative to the preceding 7 quarters:

	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL
Revenue and other income, Upstream(2)	25.6	110.6	120.7	107.4	172.7	223.1	244.3	251.5
Revenue, Downstream(1)	—	—	—	—	321.2	877.0	1,120.4	1,113.4
Total Revenues and other income(2)	25.6	110.6	120.7	107.4	493.9	1,100.1	1,364.7	1,364.9

Net income (loss) from continuing operations	(894.2)	(588.7)	(87.0)	(223.5)	(275.8)	197.0	45.1	(51.9)
Net income (loss) from discontinued operations	(15.5)	—	—	—	(61.7)	(277.9)	(69.9)	54.9
Net income (loss)	(909.7)	(588.7)	(87.0)	(223.5)	(337.5)	(80.9)	(24.8)	3.0

OPERATIONS
Upstream
Daily sales volumes (boe/d)	38,141	43,356	41,716	43,770	42,539	44,794	47,556	48,487
Realized price prior to hedging ($/boe)	27.89	31.47	37.85	31.85	47.99	62.99	69.30	67.29
Discontinued Operations(1)
Average daily throughput (bbl/d)	—	—	—	—	76,455	73,495	95,410	95,767
Average refining gross margin (loss) ($US/bbl)(3)	—	—	—	—	2.76	4.09	0.25	9.58

(1)	Downstream operations for the fourth quarter of 2014 ended on November 13, 2014 and have been classified as “Discontinued Operations”.
(2)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

The quarterly revenues and cash from operating activities are mainly impacted by the Upstream sales volumes, realized prices and operating expenses and Downstream throughput volumes, cost of feedstock and refined product prices. Significant items that impacted Harvest’s quarterly revenues include:

•

Total revenues were highest in the first quarter of 2014, as a result of high daily sales volumes and throughput volumes from discontinued operations and lowest in the fourth quarter of 2015 due to higher losses from the joint ventures, low realized prices combined with low sales volumes and from continuing operations and the absence of revenues from discontinued operations.

•	The declines in Upstream’s sales volumes since 2014 were mainly due to asset dispositions and a capital program that was insufficient to offset declines in production.

Net income (loss) reflects both cash and non-cash items. Changes in non-cash items including deferred income tax, DD&A expense, accretion of decommissioning and environmental remediation liabilities, impairment of long-lived assets, unrealized foreign exchange gains and losses, and unrealized gains and losses on risk management contracts impact net loss from period to period. For these reasons, the net loss may not necessarily reflect the same trends as revenues or cash from operating activities, nor is it expected to. The net loss from continuing operations in the fourth quarter of 2015 is mainly a result of lower realized prices and sales volumes, a $620.1 million impairment expense, and a $71.5 million loss from joint ventures. The net loss from continuing operations in the second quarter of 2015 is mainly a result of a result of lower realized prices and sales volumes and a $70.7 million impairment expense The net loss from continuing operations in the third quarter of 2015 is mainly a result of lower realized prices and sales volumes and a $542.0 million impairment expense. The net loss from continuing operations in the first quarter of 2015 was mainly a result of lower realized prices and sales volumes, a $140.5 million foreign exchange loss and a $23.5 million impairment expense. The net loss from continuing operations in the fourth quarter of 2014 was mainly due to the $267.6 million impairment expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION

	Year Ended December 31
	2015	2014	2013
Revenue and other income, Upstream (2)	364.3	891.6	947.8
Revenue, Downstream(1)	-	3,432.1	4,416.9
Total revenues and other income(2)	364.3	4,323.7	5,364.7

Net loss from continuing operations	(1,793.4)	(85.6)	(148.1)
Net loss from discontinued operations	(15.5)	(354.6)	(633.8)
Net loss	(1,808.9)	(440.2)	(781.9)

Total assets	3,928.1	5,091.6	5,289.9
Total financial liabilities, non-current(3)(4)	2,252.2	2,374.8	2,301.8

(1)	Downstream operations for 2014 ended on November 13, 2014 and have been classified as “Discontinued Operations”.
(2)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(3)	Total financial liabilities, non-current consists of the non-current portion of long-term debt, related party loans and long-term liability.
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Revenues and other income have decreased since 2013, mainly due to the decrease in Upstream sales volumes and realized prices, decreased Downstream throughput volumes and declining average refining gross margins.

Total assets have decreased since 2013 mainly due to the impairment charges recorded in the Downstream segment of $179.3 million, and $458.9 million for the years ended December 31, 2014 and, 2013 and the sale of the Downstream segment in 2014. Harvest also recorded an impairment of $1,256.3 million and $267.6 million during the year ended December 31, 2015 and 2014 in its Upstream and BlackGold segment respectively, and has sold assets during fiscal 2014 and 2015 .

The decrease in non-current financial liabilities in 2015 is mainly the result of credit facility being classified as current in the 2015 and long term in 2014, partially offset by drawing on its related party loans, credit facility, and changes in the liabilities denominated in US dollars due to movement in the foreign currency exchange rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Harvest has identified the following areas where significant estimates and judgments are required. Further information on each of these areas and how they impact various accounting policies are described below and also in relevant notes to the audited consolidated financial statements. Changes in estimates are accounted for prospectively.

(a) Joint arrangements
Judgment is required to determine whether or not Harvest has joint control over an arrangement, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Harvest has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as approval of the capital expenditure program. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Refer to note 4 of the audited consolidated financial statements for more details.

In addition, judgment is required in determining whether joint arrangement structured through a separate vehicle is a joint operation or joint venture and involves determining whether the legal form and contractual arrangements give the Company direct rights to the assets and obligations for the liabilities. Other facts and circumstances are also assessed by management, including but not limited to, the Company’s rights to the economic benefits of assets and its involvement and responsibility for settling liabilities associated with the arrangement. This often requires significant judgment. A different conclusion about both joint control and whether the arrangement is a joint venture or joint operation may materially impact the accounting.

On April 23, 2014, Harvest entered into two joint arrangements with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) (also see note 12 of the audited consolidated financial statements). Unanimous consent must be obtained from the shareholders for decisions about relevant activities that impact the returns on investment. Such activities include but are not limited to the approval of the overall capital program and budget. Based on management’s assessment, Harvest concluded that both joint arrangements are joint ventures as neither KERR nor Harvest has a direct interest in the underlying assets or liabilities. These joint ventures have been recognized using the equity method of accounting. However, based on the terms of the agreement, which provide for differing proportions of earnings based on ownership percentages that are not representative of the economic substance, Harvest cannot simply apply its percentage ownership to pick up the net income from these joint ventures. Therefore, Harvest applies a hypothetical liquidation at book value (“HLBV”) method to calculate its equity share of net income for each reporting period. HLBV takes a balance sheet approach in calculating the earnings Harvest should recognize based on the change in Harvest’s economic interest in the net assets in the partnerships under the provisions of the joint venture agreements in a liquidation scenario.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(b) Reserves
The provision for depletion and depreciation of Upstream assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Provision for Upstream and BlackGold’s decommissioning liability may change as changes in reserve lives affect the timing of decommissioning activities. The recognition and carrying value of deferred income tax assets relating to Upstream and BlackGold may change as reserve estimates impact Harvest’s estimates of the likely recoverability of such assets.

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

expected reservoir characteristics based on geological, geophysical and engineering assessments; future production rates based on historical performance and expected future operating and investment activities;

•	future commodity prices and quality differentials;
•	discount rates; and
•	future development costs.

As the economic assumptions used may change, such changes may impact the reported financial position and results, which include E&E, PP&E, goodwill, DD&A, provisions for decommissioning liabilities and deferred tax assets.

On an annual basis, the Company engages qualified, independent reserves evaluators to evaluate Harvest’s reserves data.

Significant judgment is required to determine the future economic benefits of the oil and gas assets and in turn, to derive the proper DD&A estimate. This includes the interpretation and application of reserves estimates, the selection of the reserves base for the unit of production (“UOP”) calculation and the matching of capitalized costs with the benefit of production. The calculation of the UOP rate of DD&A will be impacted to the extent that actual production in the future is different from current forecasted production based on total proved reserves or future development cost estimate changes.

(c) Impairment of long-lived assets
Long-lived assets (goodwill and PP&E) are aggregated into CGUs based on their ability to generate largely independent cash inflows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs.

PP&E is tested for impairment when indications of impairment exist. PP&E impairment indicators include declines in commodity prices, production, reserves and operating results, cost overruns and construction delays. The determination of whether such indicators exist requires significant judgment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

E&E impairment indicators include expiration of the right to explore and cessation of exploration in specific areas, lack of potential for commercial viability and technical feasibility and when E&E costs are not expected to be recovered from successful development of an area. The determination of whether such indicators exist requires significant judgment and directly impact the timing and amount of impairment. These assumptions may change as new information become available. If, after E&E expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the relevant capitalized amount is written off in the statement of comprehensive loss in the period when the new information becomes available.

The recoverable amounts of CGUs and individual assets are determined based on the higher of VIU calculations and estimated FVLCD. To determine the recoverable amounts under VIU, Harvest uses reserve estimates for both the Upstream and BlackGold operating segments. The estimates of reserves, future commodity prices, discount rates, operating expenses and future development costs require significant judgments. FVLCD is determined using judgments, see note 5(f) of the audited consolidated financial statements for further discussion.

(d) Provisions
In the determination of decommissioning liability provision, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate amounts and timing of settlements, inflation factors, risk-free discount rates, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and in the case of decommissioning liabilities, PP&E. The provisions at the reporting date represent management’s best estimate of the present value of the future decommissioning costs required.

(e) Income taxes
Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations (which are impacted by production and sales volumes, oil and natural gas prices, reserves, operating costs, capital expenditures, general and administrative expenses and finance costs) and the judgment about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(f) Fair value measurements
Significant judgment is required to determine what assumptions market participants would use to price an asset or a liability, such as forward prices, foreign exchange rates and discount rates. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. To determine “highest and best use” requires further judgment. Changes in estimates and assumptions about these inputs could affect the reported fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers”, which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2018. Application of the standard is mandatory and early adoption is permitted. Harvest is currently evaluating the impact of adopting IFRS 15 on its consolidated financial statements.

On July 24, 2014, the IASB issued IFRS 9 “Financial Instruments” to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 is effective for years beginning on or after January 1, 2018. Harvest is currently evaluating the impact of adopting IFRS 9 on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16 “Leases” to replace IAS 17 “Leases”. IFRS 16 requires lessees to recognize most leases on the statement of financial position using a single recognition and measurement model. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15. IFRS 16 will be applied by Harvest on January 1, 2019. Harvest is currently evaluating the impact on its consolidated financial statements.

OPERATIONAL AND OTHER BUSINESS RISKS FOR CONTINUING OPERATIONS

Harvest’s Upstream and BlackGold operations are conducted in the same business environment as most other operators in the respective businesses and the business risks are very similar. Harvest has a risk management committee that meets on a regular basis to assess and manage operational and business risks and has a corporate Environment, Health and Safety (“EH&S”) policy. The Harvest management team is focused on long-term strategic planning and has identified the key risks and uncertainties associated with the business that could impact the financial results. The following summarizes the significant risks:

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks Associated with Commodity Prices

•

Prices received for petroleum and natural gas have fluctuated widely in recent years. Natural gas prices have experienced significant declines since 2010 and crude oil prices have recently experienced a sharp decline. Crude oil differentials continue to be volatile due to pipeline and infrastructure constraints. Decreases in commodity prices could reduce Harvest’s earnings and cash flow and could resulted in shut-in of certain producing properties. Low commodity prices and/or wide crude oil differentials may also result in asset impairment. Commodity prices are determined by economic, political and supply and demand factors. Harvest manages commodity price risks by entering into various commodity price risk management contracts. Refer to the “Cash Flow Risk Management” section of this MD&A for further information. To the extent that Harvest engages in risk management activities related to commodity prices, it will be subject to credit risks associated with the counterparties of the contracts.

Risk Associated with Refinancing

•

Harvest currently has a $1 billion financial covenant based syndicated revolving credit facility with nine financial institutions that matures on April 30, 2017. In the event that the facility is not extended before April 30, 2017, any drawing on the facility will become repayable at that date. There is also a risk that the credit facility will not be renewed for the amount or have the same terms. Any of these events could affect Harvest’s ability to fund ongoing operations.

•

Harvest currently has $1,554.6 million of long-term fixed interest rate debt outstanding with require repayments in 2017 through to 2018. Harvest intends to fund these principal repayments with issuance of new long-term debt. In the event that Harvest is unable to fund future principal repayments, it could impact Harvest’s ability to fund its ongoing operations.

Risks Associated with Operations

•

The markets for petroleum and natural gas produced in western Canada are dependent upon available capacity to refine crude oil and process natural gas as well as pipeline or other methods to transport the products to consumers.

•	Exploration and development activities may not yield anticipated production, and the associated cost outlay may not be recovered.
•

Pipeline capacity and natural gas liquids fractionation capacity in Alberta has not kept pace with the drilling of liquid rich gas properties in some areas of the province which may limit production periodically.

•

The production of petroleum and natural gas may involve a significant use of electrical power and since deregulation of the electric system in Alberta, electrical power prices in Alberta have been volatile. Increases in power prices reduce our cash flow and earnings. From time to time, Harvest may enter into electricity price swaps to manage our exposure to power price volatility.

•

Certain of Harvest’s properties are held in the form of licences and leases and working interests in licences and leases. If Harvest or the holder of the licence or lease fails to meet the specific requirements of a licence or lease, the licence or lease may terminate or expire.

•

Aboriginal peoples have claimed aboriginal title and rights in portions of western Canada. Harvest is not aware that any claims have been made in respect of its properties and assets. However, if a claim arose and was successful, such claim may have a material adverse effect on Harvest's business, financial condition, results of operations and prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks Associated with Reserve Estimates

•

The reservoir and recovery information in reserve reports prepared by independent reserve evaluators are estimates and actual production and recovery rates may vary from the estimates and the variations may be significant. The actual production and ultimate reserves and resources from Harvest’s properties maybe greater or less than the estimates prepared.

•

Reserve and resource reports are prepared using certain commodity price assumptions for crude oil, natural gas, and natural gas liquids. If Harvest’s realized price for the commodity are lower than the estimated amount, then the amount of reserves and resources and cash flows generated would be reduced and the decrease could be significant.

•

Prices paid for acquisitions are based in part on reserve report estimates and the assumptions made preparing the reserve reports are subject to change as well as geological and engineering uncertainty. The actual reserves acquired may be lower than expected, which could adversely impact our cash flow and earnings.

Risks Associated with the Oil Sands Project

•

The BlackGold oil sands project is exposed to the risks associated with major construction projects. These risks include the possibility that the project will not achieve the design objectives. This would have a significant impact on the financial results of the project.

•

When operational, the BlackGold oil sands project will be subject to similar operating risks described above in “Risks associated with operations” such as: refinery and transportation constraints and the cost of Alberta Power.

Risks Associated with Acquisitions and Dispositions

•

Harvest makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Harvest's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Harvest.

•

Non-core assets are periodically disposed of, so that Harvest can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets, if disposed of, could be expected to realize less than their carrying value on the financial statements.

Risks Associated with Environment, Health & Safety (“EH&S”)

•

The operations of petroleum and natural gas properties involves a number of operating and natural hazards which may result in health and safety incidents, environmental damage and other unexpected and/or dangerous conditions.

•

Decommissioning liabilities are calculated using estimated costs and timelines based upon current operational plans, technology and reclamation practices, and environmental regulations. These factors are subject to change and such changes may impact the actual timing and amount of Harvest’s decommissioning costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

The operations of petroleum and natural gas properties are subject to environmental regulation pursuant to local, provincial and federal legislation. Changes in these regulations could have a material adverse effect as regards to operating costs and capital costs. A breach of such legislation may result in the imposition of fines as well as higher operating standards that may increase costs.

•

Harvest’s corporate EH&S program has a number of specific policies and practices to minimize the risk of safety hazards and environmental incidents. It also includes an emergency response program should an incident occur. If areas of higher risk are identified, Harvest will undertake to analyze and recommend changes to reduce the risk including replacement of specific infrastructure. In addition, our business units conduct emergency response training on a regular basis in all of our operating fields to ensure a high level of response capability when placed in a challenging situation. Harvest also performs safety and environmental audits of our operating facilities. In addition to the above, Harvest maintains business interruption insurance, commercial general liability insurance as well as specific environmental liability insurance, in amounts consistent with industry standards.

•	Harvest carries industry standard property and liability insurance on its Upstream operations. Losses associated with potential incidents described above could exceed insurance coverage limits.

Risks Associated with Liquidity

•

Absent capital reinvestment or acquisition, Harvest’s reserves and production levels from petroleum and natural gas properties will decline over time as a result of natural declines. As a result, cash generated from operating these properties may decline.

•	Fluctuations in interest rates and the U.S./Canada exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.
•

Harvest is required to comply with covenants under the credit facility and the senior notes. Subsequent to year end 2015 the syndicate of financial institutions consented to waive the credit facility financial covenant. In the event that the Company does not comply with the covenants, its access to capital may be restricted or repayment may be required.

•

Although the Company monitors the credit worthiness of third parties it contracts with through a formal risk management policy, there can be no assurance that the Company will not experience a loss for nonperformance by any counterparty with whom it has a commercial relationship. Such events may result in material adverse consequences on the business of the Company.

•

Harvest’s ability to make scheduled repayments or refinance its debt obligations will depend upon its financial and operating performance, which in turn will partially depend upon prevailing industry and general economic conditions. There can be no assurance that our operating performance, cash flow and capital resources will be sufficient to service and/or repay the Company’s debt in the future, in which case the Company may sell assets, enter into joint ventures with 3rd parties to support current and future capital projects, defer capital expenditures, and/or raise additional debt, to the extent available.

Harvest monitors its cash flow projections and covenants on a routine basis and will adjust its development plans accordingly in response to changes in commodity prices and cash flows. Harvest has sought financial support from KNOC as and when required, while KNOC has demonstrated its commitment to support Harvest through liquidity injections and guarantees, in the event KNOC withdraws or curtails its future financial support, this could result in material adverse consequences to Harvest. Harvest has also postponed first steam for the BlackGold project in response to the unfavourable heavy oil prices and will continually assess the commodity price environment to determine when to complete commissioning of the CPF and first steam injection.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks Associated with Investment in Joint Arrangement

•

As KERR has the ability to cause DBP and HKMS to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent, there is a risk that Harvest would have to meet this obligation if DBP does not have sufficient funds to complete the redemption obligation. This obligation could also arise upon the termination of this arrangement.

General Business Risks

•

The operation of petroleum and natural gas properties requires physical access for people and equipment on a regular basis which could be affected by weather, accidents, government regulations or third party actions.

•

Skilled labor is necessary to run operations (both those employed directly by Harvest and by our contractors) and there is a risk that we may have difficulty in sourcing skilled labor which could lead to increased operating and capital costs.

•	The loss of a member of our senior management team and/or key technical operations employee could result in a disruption to our operations.
•

In the future, Harvest may acquire or move into new industry related activities or new geographical areas or may acquire different energy related assets, and as a result may face unexpected risks or alternatively, significantly increase Harvest’s exposure to one or more existing risk factors, which may in turn result in the Harvest’s future operational and financial conditions being adversely affected.

•

Upstream’s crude oil sales and a large portion of Harvest’s long-term debt are denominated in US dollars while the Company incurs operating and capital costs in Canadian dollars which results in a currency exchange exposure.

•

The operations of Harvest operate under permits issued by the federal and provincial governments and these permits must be renewed periodically. The federal and provincial governments may make operating requirements more stringent which may require additional spending.

•	Income tax laws, other laws or government incentive programs relating to the oil and gas industry, may in the future be changed or interpreted in a manner that affects Harvest or its stakeholders.
•

In the normal course of operations, Harvest may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, related to personal injuries, property damage, property tax, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and it is possible that there could be material adverse developments in pending or future proceedings and as a result, could have a material adverse effect on Harvest’s assets, liabilities, business, financial condition and results of operations.

•

Harvest may disclose confidential information relating to its business, operations or affairs while discussing potential business relationships or other transactions with third parties. Although confidentiality agreements are signed by third parties prior to the disclosure of any confidential information, a breach could put us at competitive risk and may cause significant damage to the business. The harm to the business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN REGULATORY ENVIRONMENT

The oil and gas industry is subject to extensive regulations imposed by many levels of government in Canada. Harvest currently operates in Alberta, British Columbia and Saskatchewan, all of which have different legislations and royalty programs which may be amended from time to time. A change in the royalty programs or legislations may have adverse impacts on Harvest’s future earnings and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2015 as defined under the rules adopted by the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2015, the disclosure controls and procedures were effective to ensure that information required to be disclosed by Harvest in reports that it files or submits to Canadian and U.S. securities authorities was recorded, processed, summarized and reported within the time period specified in Canadian and U.S. securities laws and was accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s DC&P are designed to provide reasonable assurance that (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s CEO and CFO have evaluated, or caused to be evaluated under their supervision, the design and operation of the Company’s DC&P and ICFR as of December 31, 2015. The evaluation was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the evaluation, the CEO and CFO concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

There were no significant changes in internal controls over financial reporting for the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control systems are met.

ADDITIONAL GAAP MEASURES

Throughout this MD&A, Harvest uses additional GAAP measures that are not defined under IFRS (hereinafter also referred to as “GAAP”). “Operating income (loss)” is commonly used for comparative purposes in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations. Harvest uses this measure to assess and compare the performance of its operating segments. “Revenues and other income” comprises sales of sales of petroleum, natural gas, and refined product sales, net of related royalties, and Harvest’s share of the net income from its joint ventures.

NON-GAAP MEASURES

Throughout this MD&A, the Company has referred to certain measures of financial performance that are not specifically defined under GAAP such as “operating netback”, “operating netback prior to/after hedging”, “gross margin (loss)”, “refining margin”, “average refining gross margin”, “cash contribution (deficiency) from operations”, “total financial liabilities, non-current”, “Annualized EBITDA”, “senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization”, “Harvest’s share of daily sales volumes” and “total debt to total capitalization”.

“Operating netbacks” are reported on a per boe basis and used extensively in the Canadian energy sector for comparative purposes. “Operating netbacks” include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on risk management contracts. “Gross margin (loss)”, “refining margin” or “average refining gross margin” are commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Cash contribution (deficiency) from operations” is calculated as operating income (loss) adjusted for non-cash items. The measure demonstrates the ability of the each segment of Harvest to generate the cash from operations necessary to repay debt, make capital investments, and fund the settlement of decommissioning and environmental remediation liabilities. “total financial liabilities, non-current” and “Annualized EBITDA” are used to assist management in assessing liquidity and the Company’s ability to meet financial obligations. “Senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization” and “total debt to total capitalization” are terms defined in Harvest’s credit facility agreement for the purpose of calculation of financial covenants. The equity investments are accounted for on an equity basis using the hypothetical liquidation at book value method, “Harvest’s share of daily sales volume” represents the total production times Harvest’s quarterly economic interest in the Deep Basin Partnership. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers. The determination of the non-GAAP measures have been illustrated throughout this MD&A, with reconciliations to IFRS measures and/or account balances, except for Annualized EBITDA and cash contribution (deficiency) which are shown below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Annualized EBITDA

The measure of Consolidated EBITDA (herein referred to as “Annualized EBITDA”), used in Harvest’s credit facility agreement prior to the amendments on April 22, 2015, is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items. The following is a reconciliation of Annualized EBITDA to the nearest GAAP measure net loss:

	December 31, 2015	December 31, 2014
Net loss	(1,808.9)	(440.2)
DD&A	418.6	448.0
Finance costs	138.1	96.8
Income tax recovery	(331.8)	(232.8)
EBITDA	(1,584.0)	(128.2)
Unrealized derivative contract losses	0.8	0.7
Unrealized losses on foreign exchange	308.4	103.3
Unsuccessful exploration and evaluation costs	27.5	9.4
Impairment of PP&E	1,256.3	446.9
Gains on disposition of assets	1.7	8.9
Loss from joint ventures	97.3	4.7
Other non-cash items	11.5	8.7
Adjustments on acquisitions and dispositions (1)	4.6	4.6
Annualized EBITDA	124.1	459.0

(1)

Annualized EBITDA is on a consolidated basis for any period, the aggregate of the last four quarters of the earnings (calculated in accordance with GAAP) and accordingly is a twelve month rolling measure which, as well, is required to be adjusted to the net income impact from acquisitions or dispositions (with net proceeds over $20 million) as if the transaction had been effected at the beginning of the period. The year ended December 31, 2014 includes the sale of the Downstream segment on November 13, 2014.

Cash Contribution (Deficiency) from Operations

Cash contribution (deficiency) from operations represents operating income (loss) adjusted for non-cash expense items within: operating, general and administrative, exploration and evaluation, depletion, depreciation and amortization, gains on disposition of assets, risk management contracts gains or losses, impairment and other charges, and the inclusion of cash interest, realized foreign exchange gains or losses and other cash items not included in operating income (loss). The measure demonstrates the ability of the Upstream and Downstream segments of Harvest to generate cash from their operations and is calculated before changes in non-cash working capital. Effective November 13, 2014, the Downstream segment was discontinued and therefore there will no longer be cash deficiencies going forward from the Downstream segment. There are no operating activities to report for the BlackGold segment as it is under development, all amounts reported are pre-operating. The most directly comparable additional GAAP measure is operating income (loss). Operating income (loss) as presented in the notes to Harvest’s consolidated financial statements is reconciled to cash contribution (deficiency) from operations below:

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended December 31
	Upstream		BlackGold		Downstream(1)		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Operating income (loss)	(569.7)	(283.3)	(235.1)	—	—	(6.6)	(804.8)	(289.9)
Adjustments:
Loss from joint ventures	71.5	2.7	—	—	—	—	71.5	2.7
Operating, non-cash	—	1.2	—	—	—	(0.9)	—	0.3
General and administrative, non-cash	(0.5)	0.6	—	—	—	—	(0.5)	0.6
Exploration and evaluation, non-cash	22.3	0.4	—	—	—	—	22.3	0.4
Depletion, depreciation and amortization	118.2	110.3	0.2	—	—	—	118.4	110.3
Gains on disposition of assets	(4.5)	(18.3)	—	—	—	—	(4.5)	(18.3)
Unrealized derivative contract gains	1.4	1.6	—	—	—	—	1.4	1.6
Impairment, non-cash	391.1	267.6	229.0	—	—	(7.1)	620.1	260.5
Cash contribution (deficiency) from operations	29.8	82.8	(5.9)	—	—	(14.6)	23.9	68.2
Inclusion of items not attributable to segments:
Net cash interest							26.7	10.4
Realized foreign exchange (gains) losses							1.3	(0.5)
Consolidated cash contribution from operations							(4.1)	58.3

(1)	Downstream fourth quarter 2014 results are from October 1 – November 13, 2014. The Downstream segment was sold on November 13, 2014 and results have been classified as “Discontinued Operations”.

	Year Ended December 31
	Upstream		BlackGold		Downstream(1)		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Operating income (loss)	(1,167.9)	(188.8)	(508.7)	—	—	(226.1)	(1,676.6)	(414.9)
Adjustments:							—	—
Loss from joint ventures	97.3	4.7	—	—	—	—	97.3	4.7
Operating, non-cash	(0.9)	2.3	—	—	—	(2.0)	(0.9)	0.3
General and administrative, non-cash	12.4	1.8	—	—	—	—	12.4	1.8
Exploration and evaluation, non-cash	27.5	9.4	—	—	—	—	27.5	9.4
Depletion, depreciation and amortization	418.1	435.2	0.5	—	—	12.8	418.6	448.0
Gains on disposition of assets	1.7	(47.5)	—	—	—	(0.2)	1.7	(47.7)
Loss on disposal of subsidiary							—	—
Unrealized derivative contract gains	0.8	0.7	—	—	—	—	0.8	0.7
Impairment, non-cash	765.3	267.6	491.0	—	—	179.3	1,256.3	446.9
Cash contribution (deficiency) from operations	154.3	485.4	(17.2)	—	—	(36.2)	137.1	449.2
Inclusion of items not attributable to segments:
Net cash interest							81.7	63.0
Realized foreign exchange losses							2.1	1.4
Consolidated cash contribution from operations							53.3	384.8

(1)	Downstream results are from January 1 – November 13, 2014. The Downstream segment was sold on November 13, 2014 and results have been classified as “Discontinued Operations”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

This MD&A highlights significant business results and statistics from the consolidated financial statements for the three months and year ended December 31, 2014 and the accompanying notes thereto. In the interest of providing Harvest’s lenders and potential lenders with information regarding Harvest, including the Company’s assessment of future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties.

Such risks and uncertainties include, but are not limited to: risks associated with conventional petroleum and natural gas operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on the assessment of all information at that time. Please also refer to “Operational and Other Business Risks” in this MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this MD&A include, but are not limited to: commodity prices, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves, potential timing and commerciality of Harvest’s capital projects, the extent and success rate of Upstream and BlackGold drilling programs, the ability to achieve the maximum capacity from the BlackGold central processing facilities, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval of development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Harvest believes that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that the Company will conduct its operations and achieve results of operations as anticipated; that its development plans and sustaining maintenance programs will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of the Company’s reserve volumes; commodity price, operation level, and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund the Company’s capital and operating requirements as needed; and the extent of Harvest’s liabilities. Harvest believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which the forward-looking information is based might not occur. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.